UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

 Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: February 20, 2013

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2012 and 2011 with the report of the Independent Auditors´Report

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2012 and 2011 with the report of the Independent Auditors´ Report

Content

Report of the Independent Auditors´Report

Consolidated financial statements
Consolidated statements of financial position
Consolidated income statements
Consolidated statements of comprehensive income
Consolidated statements of changes in equity
Consolidated statements of cash flows
Notes to the consolidated financial statements

Report of the Independent Auditors' Report

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A.

We have audited the accompanying consolidated financial statements of Cementos Pacasmayo S.A.A. and subsidiaries (together the “Group”), which comprise the consolidated statement of financial position as of December 31, 2012 and 2011, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years ended December 31, 2012, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with generally accepted auditing standards in Peru.  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Cementos Pacasmayo S.A.A. and subsidiaries as of December 31, 2012 and 2011 and its financial performance and cash flows for the three years ended December 31, 2012 in accordance with International Financial Reporting Standards.

Report of the Independent Auditors' Report

Lima, Perú,
February 15, 2013

Signed by:

Marco Antonio Zaldívar
C.P.C.C. Register No.12477

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of financial position
As of December 31,

	Note	2012	2011
		S/.(000)	S/.(000)
Assets
Current assets
Cash and term deposits	6	473,785	363,279
Trade and other receivables	7	69,395	78,377
Income tax prepayments		21,464	705
Inventories	8	278,149	206,102
Prepayments		10,616	11,629
		853,409	660,092
Non-current assets
Other receivables	7	36,110	29,146
Available-for-sale financial investments	9	34,887	22,074
Property, plant and equipment	10	1,394,835	1,197,401
Exploration and evaluation assets	11	49,486	29,895
Deferred income tax assets	15	13,438	7,813
Other assets		1,159	1,404
		1,529,915	1,287,733
Total assets		2,383,324	1,947,825
Liabilities and equity
Current liabilities
Trade and other payables	12	132,764	128,485
Interest-bearing loans and borrowings	14	22,884	139,048
Income tax payable		75	12,870
Provisions	13	24,029	28,694
		179,752	309,097
Non-current liabilities
Interest-bearing loans and borrowings	14	192,571	451,546
Other non-current provisions	13	16,578	10,909
Deferred income tax liabilities, net	15	100,308	102,688
		309,457	565,143
Total liabilities		489,209	874,240
Equity	16
Capital stock		531,461	418,777
Investment shares		50,503	49,575
Additional paid-in capital		558,478	-
Legal reserve		105,221	90,451
Other components of equity		16,711	8,029
Retained earnings		570,878	473,721
Equity attributable to owners of the parent		1,833,252	1,040,553
Non-controlling interests		60,863	33,032
Total equity		1,894,115	1,073,585
Total liabilities and equity		2,383,324	1,947,825

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated income statements
For the years ended December 31,

	Note	2012	2011	2010
		S/.(000)	S/.(000)	S/.(000)

Sales of goods	17	1,169,808	994,970	898,047
Cost of sales	18	(713,058)	(569,515)	(478,990)
Gross profit		456,750	425,455	419,057

Operating income (expenses)
Administrative expenses	19	(203,067)	(196,196)	(158,697)
Selling and distribution expenses	20	(30,865)	(23,707)	(16,501)
Other operating income, net	22	7,706	9,338	16,661
Impairment of zinc mining assets	10(b)	-	(95,994)	-
Net gain on sale of land and mining concession	22(a)	-	-	75,887
Total operating expenses, net		(226,226)	(306,559)	(82,650)
Operating profit		230,524	118,896	336,407

Other income (expenses)
Finance income	23	23,326	2,695	3,277
Finance costs	24	(23,771)	(19,219)	(15,038)
(Loss) gain from exchange difference, net	5	(736)	1,476	2,568
Total other expenses, net		(1,181)	(15,048)	(9,193)
Profit before income tax		229,343	103,848	327,214

Income tax expense	15	(73,743)	(38,379)	(104,105)

Profit for the year		155,600	65,469	223,109
Attributable to:
Owners of the parent		159,005	67,694	223,219
Non-controlling interests		(3,405)	(2,225)	(110)
		155,600	65,469	223,109
Earnings per share	26
Basic and diluted profit for the year attributable to holders of common shares and investment shares of the parent (S/. per share)		0.28	0.14	0.48

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of comprehensive income
For the years ended December 31,

	Note	2012	2011	2010
		S/.(000)	S/.(000)	S/.(000)

Profit for the year		155,600	65,469	223,109

Other comprehensive income
Change in fair value of available-for-sale financial investments	9(a)	12,813	(8,739)	12,517
Deferred income tax related to component of other comprehensive income	15	(3,844)	2,622	(3,754)
Exchange differences on translation of foreign currency		(321)	(274)	(200)
Other comprehensive income for the year, net of income tax		8,648	(6,391)	8,563

Total comprehensive income for the year, net of income tax		164,248	59,078	231,672

Total comprehensive income attributable to:
Owners of the parent		167,687	61,332	231,782
Non-controlling interests		(3,439)	(2,254)	(110)

		164,248	59,078	231,672

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of changes in equity
For the years ended December 31, 2012, 2011 and 2010

	Attributable to owners of the parent

	Capital stock	Investment shares	Additional paid-in capital	Legal reserve	Available-for-sale reserve	Foreign currency translation reserve	Retained earnings	Total	Non-controlling interests	Total equity
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Balance as of January 1, 2010	418,777	49,575	-	53,384	6,611	(783)	306,100	833,664	849	834,513
Profit for the year	-	-	-	-	-	-	223,219	223,219	(110)	223,109
Other comprehensive income	-	-	-	-	8,763	(200)	-	8,563	-	8,563
Total comprehensive income	-	-	-	-	8,763	(200)	223,219	231,782	(110)	231,672

Dividends, note 16 (h)	-	-	-	-	-	-	(73,000)	(73,000)	-	(73,000)
Dividends on treasury shares	-	-	-	-	-	-	110	110	-	110
Appropriation of legal reserve, note 16 (e)	-	-	-	20,761	-	-	(20,761)	-	-	-

Balance as of December 31, 2010	418,777	49,575	-	74,145	15,374	(983)	435,668	992,556	739	993,295
Profit for the year	-	-	-	-	-	-	67,694	67,694	(2,225)	65,469
Other comprehensive income	-	-	-	-	(6,117)	(245)	-	(6,362)	(29)	(6,391)
Total comprehensive income	-	-	-		(6,117)	(245)	67,694	61,332	(2,254)	59,078

Dividends, note 16 (h)	-	-	-	-	-	-	(91,000)	(91,000)	-	(91,000)
Incorporation of non-controlling interests, note 1	-	-	-	-	-	-	77,665	77,665	34,547	112,212
Appropriation of legal reserve, note 16 (e)	-	-	-	16,306	-	-	(16,306)	-	-	-

Balance as of December 31, 2011	418,777	49,575	-	90,451	9,257	(1,228)	473,721	1,040,553	33,032	1,073,585
Profit for the year	-	-	-	-	-	-	159,005	159,005	(3,405)	155,600
Other comprehensive income	-	-	-	-	8,969	(287)	-	8,682	(34)	8,648
Total comprehensive income	-	-	-	-	8,969	(287)	159,005	167,687	(3,439)	164,248

Proceeds from the issue of common and investment shares, note 1	111,484	928	561,191	-	-	-	-	673,603	-	673,603
Appropriation of legal reserve, note 16(e)	-	-	-	14,770	-	-	(14,770)	-	-	-
Dividends, note 16 (h)	-	-	-	-	-	-	(52,000)	(52,000)	-	(52,000)
Contribution of non-controlling interests, note 16(i)	-	-	-	-	-	-	-	-	28,557	28,557
Sale of treasury shares, note 16 (c)	1,200	-	-	-	-	-	4,922	6,122	-	6,122
Other adjustments of non-controlling interests, note 16(i)	-	-	(2,713)	-	-	-	-	(2,713)	2,713	-

Balance as of December 31, 2012	531,461	50,503	558,478	105,221	18,226	(1,515)	570,878	1,833,252	60,863	1,894,115

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of cash flows
For the years ended December 31,

	2012	2011	2010
	S/.(000)	S/.(000)	S/.(000)
Operating activities
Profit before income tax	229,343	103,848	327,214
Non-cash adjustments to reconcile profit before income tax to net cash flows
Depreciation and amortization	47,954	47,633	36,288
Long-term incentive plan	5,529	6,000	-
Gain on disposal of land and mining concession	(3,901)	-	(75,887)
Provision (recovery) of impairment of inventories	3,278	-	(8,549)
Write-off of exploration and evaluation costs	2,447	-	-
Adjustment as a result of physical inventories	(4,107)	-	-
Discount rate adjustment of long-term incentive plan	140	-	-
Write-off of intangibles	-	-	1,363
Impairment of zinc mining assets	-	95,994	-
Finance costs	23,771	19,219	15,038
Finance income	(23,326)	(2,695)	(3,277)
Other operating, net	(206)	1,666	4,734

Working capital adjustments
Decrease (increase) in trade and other receivables	17,224	(20,496)	(11,977)
Decrease (increase) in prepayments	1,013	(620)	(1,862)
Increase in inventories	(71,218)	(45,786)	(28,422)
Increase in trade and other payables	2,411	25,929	25,556
	230,352	230,692	280,219

Interests received	7,514	2,695	2,218
Interests paid	(26,412)	(19,059)	(13,782)
Income tax paid	(111,723)	(81,990)	(89,105)

Net cash flows provided by operating activities	99,731	132,338	179,550

Consolidated statement of cash flows (continued)

	2012	2011	2010
	S/.(000)	S/.(000)	S/.(000)
Investing activities
Increase in time deposits with original maturities greater than 90 days	(403,950)	-	-
Purchase of property, plant and equipment	(248,194)	(240,598)	(97,978)
Purchase of exploration and evaluation assets	(22,038)	(617)	(12,086)
Purchase of other non-current assets	-	-	(1,443)
Proceeds from sale of property, plant and equipment	6,828	2,053	13,742
Proceeds from sale of assets classified as held for sale	-	-	78,424
Net cash flows used in investing activities	(667,354)	(239,162)	(19,341)

Financing activities
Proceeds from issuance of common and investment shares	666,180	-	-
Payment of borrowings	(388,394)	(119,674)	(163,952)
Contribution of non-controlling interests	28,557	4,779	-
Proceeds from bank overdraft and borrowings	13,255	403,013	121,000
Dividends paid	(52,016)	(90,761)	(72,606)
Proceeds from sale of treasury shares	6,122	-	-
Proceeds from incorporation of non-controlling interests	-	118,630	-
Proceeds from dividends on treasury shares	-	-	110
Net cash flows provided by (used in) financing activities	273,704	315,987	(115,448)

Net (decrease) increase in cash and cash equivalents	(293,919)	209,163	44,761
Net foreign exchange difference	475	(377)	(1,928)
Cash and cash equivalents as of January 1	363,279	154,493	111,660
Cash and cash equivalents (net of outstanding bank overdrafts) as of December 31	69,835	363,279	154,493

Significant non-cash investing and financing activities:
Finance lease, note 10(c)	-	-	32,834

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to the consolidated financial statements
As of December 31, 2012 and 2011

1.	Corporate information
Cementos Pacasmayo S.A.A. (hereinafter "the Company") was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation, with publicly traded shares. The Company is a subsidiary of Inversiones Pacasmayo S.A. (IPSA), which holds 50.94% of the Company’s common and investment shares and 52.63% of its common shares as of December 31, 2012 (63.92% and 67.47%, respectively, as of December 31, 2011). The registered office is located at Calle La Colonia No.150, Urbanizacion El Vivero, Santiago de Surco, Lima, Peru.

The Company’s main activity is the production and marketing of cement, blocks, concrete and quicklime in Peru’s Northern region.

The consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) for the year ended December 31, 2012 were authorized for issue by the Management of the Company on February 15, 2013.

As of December 31, 2012, the consolidated financial statements comprise the financial statements of the Company and its subsidiaries: Cementos Selva S.A. and subsidiaries, Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C., Fosfatos del Pacífico S.A., Salmueras Sudamericanas S.A. and Zemex LLC.

The main activities of the subsidiaries incorporated in the consolidated financial statements are described:

	-	Cementos Selva S.A. is engaged in production and marketing of cement and other construction materials in the northeast region of Peru. Also, it holds shares in Dinoselva Iquitos S.A.C. (a cement and construction materials distributor in the north of Peru) and in Acuícola Los Paiches S.A.C. (a fish farm entity).

	-	Distribuidora Norte Pacasmayo S.R.L. is mainly engaged in selling cement produced by the Company. Additionally, it produces and sells blocks, cement bricks and ready-mix concrete.

	-	Empresa de Transmision Guadalupe S.A.C. is mainly engaged in providing energy transmission services to the Company.

	-	Fosfatos del Pacifico S.A., hereinafter “Fosfatos”, is mainly engaged in the exploration of phosphate rock deposits and the production of diatomite. In the Board of Directors´Meeting held on December 21, 2011, the Company agreed to sell 30 percent of the shares of this subsidiary to MCA Phosphates Pte. Ltda. ,hereinafter “MCA” (subsidiary of Mitsubishi Corporation, hereinafter “Mitsubishi”) for an aggregate purchase price of approximately US$46,100,000. As a consequence of this transaction the Group recognized a gain directly in equity, net of tax, commissions and other minor related costs for S/.77,665,000. In relation to this sale of shares, on December 29, 2011, Mitsubishi entered into an off-take agreement to purchase the future production of phosphate rock from this subsidiary. The off-take agreement has a term of 20 years, with an option for Mitsubishi to extend the term for additional 5 years upon expiration, see note 27. According to the business plan for the phosphate project, the subsidiary should be able to start production of phosphoric rock early 2016. Additionally, the Company and MCA signed a shareholders´ agreement including some clauses about “super-majority decisions” that needs to agreed between these parties and a call option and put option to be exercised by the Company and MCA, specifically in any deadlock decision or unexpected event defined in such agreement, see note 27. Management considers that the value to be recorded for those options is not significant at the date of the consolidated financial statements.

Notes to the consolidated financial statements (continued)

-	Zemex LLC was a diversified corporation, engaged in mining activities in United States of America and Canada. In 2007, the Company reformulated its growth strategy and decided to discontinue participating in such industrial minerals business. As of December 31, 2012 and 2011, Zemex LLC only holds shares in subsidiaries with no operation activity.

-	Salmueras Sudamericanas S.A. (“Salmueras”) was incorporated in 2011 as a result of the spin-off of the assets and liabilities of the brine project located in the northern region of Peru. As a result of this spin-off and certain contributions made by Quimpac S.A. a minority partner in the brine project, the Company owns 74.9% of the outstanding shares of Salmueras, and Quimpac S.A. owns the remaining 25.1%. In order to develop this project the Company signed a shareholder´s agreement with Quimpac S.A. including some minority protective rights. The Company also has committed to invest US$100,000,000, see note 27. The contributions made by Quimpac S.A. at the incorporation of this subsidiary amounted to S/.4,779,000.

As of December 31, 2012 and 2011, the Company has a direct 100 percent interest in all its subsidiaries, except the following listed below:

Subsidiary	%

Zemex LLC	89.53
Salmueras Sudamericanas S.A.	74.90
Fosfatos del Pacífico S.A.	70.00

Notes to the consolidated financial statements (continued)

Issuance of new common and investment shares
Common shares -
At the Board of Directors´ Meeting held on January 6, 2012, directors agreed to the issuance of new common shares through a public offering of American Depositary Shares (“ADS”) registered with the SEC. As a consequence, on February 7, 2012 the Company issued 100,000,000 new common shares, equivalent to 20,000,000 ADSs, with a unit price of US$11.5, resulting total proceeds of US$219,540,000 (net of related commissions and costs), equivalent to S/.591,869,000.

On March 2, 2012, the Company issued 11,484,000 additional shares, equivalent to 2,296,800 ADSs pursuant to an overallotment option granted to the underwriters in that offering, resulting total proceeds of US$25,489,000 (net of related commissions and costs), equivalent to S/.68,616,000.

The total outstanding common shares as of the date of this report are 531,461,479 shares, from these 111,484,000 are listed in the New York Stock Exchange and 419,979,479 in Lima Stock Exchange.

The excess of the total proceeds obtained by this transaction in relation to the nominal value of these shares amounted to S/.556,424,000 (net of commissions and other related costs for S/.27,490,000 and tax effects for S/.7,423,000) was recorded in the additional paid-in capital caption of the consolidated statement of changes in equity.

Investment shares -
In March 30, 2012, the Company issued 927,783 investment shares, pursuant to a preemptive right offer in connection with the issuance of ADSs, so the holders of investment shares have rights to maintain their proportional ownership in the share capital of the Company. The total investment shares offer by the Company were 13,574,990, from these only 927,783 were exercised, equivalent to S/.928,000.

The excess of the total proceeds obtained by this issuance of investment shares and the nominal value of these shares amounted to S/.4,767,000 and was recorded in the additional paid-in capital caption of the consolidated statement of changes in equity.

2.		Summary of significant accounting policies -

	2.1	Basis of preparation -
The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial investments and certain financial instruments, that have been measured at fair value. The consolidated financial statements are presented in Nuevos Soles and all values are rounded to the nearest thousand (S/.000), except when otherwise indicated.

Notes to the consolidated financial statements (continued)

2.2	Basis of consolidation -
The consolidated financial statements comprise the financial statements of the Company and its subsidiaries.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, unrealized gains and losses resulting from intra-group transactions and dividends are eliminated in full. Losses within a subsidiary are attributed to the non-controlling interest even if that results in a deficit balance. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

Notes to the consolidated financial statements (continued)

The table presented below shows the summary of the main captions of the audited financial statements of the subsidiaries controlled by the Group as of December 31, 2012, 2011 and 2010:

	Assets		Liabilities		Net equity			Net income (loss)
Entity	2012	2011	2012	2011	2012	2011	2010	2012	2011	2010
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cementos Selva S.A. y Subsidiarias	252,826	236,205	119,580	64,038	133,246	172,167	109,784	6,179	17,415	10,148

Distribuidora Norte Pacasmayo S.R.L.	196,708	162,467	101,871	75,705	94,837	86,762	78,598	10,721	9,600	13,321

Zemex LLC	9,731	7,063	-	-	9,731	7,063	6,235	3,859	(553)	(823)

Empresa de Transmisión Guadalupe S.A.C.	19,226	18,512	1,130	1,278	18,096	17,234	16,578	862	659	718

Fosfatos del Pacífico S.A.	175,613	96,241	5,257	3,801	170,356	92,440	51,121	(9,588)	(6,882)	(4,155)

Salmueras Sudamericanas S.A.	39,490	22,001	4,692	3,487	34,798	18,514	-	(3,716)	(527)	-

2.3	Summary of significant accounting policies -
The following are the significant accounting policies applied by the Group in preparing its consolidated financial statements:

2.3.1	Cash and term deposits -
Cash and cash equivalents presented in the statement of cash flows comprise cash at banks and on hand and short-term deposits with original maturity of three month or less,. In the statement of financial position these amounts includes some long-term deposits with maturities greater than three month.

2.3.2.	Financial instruments-initial recognition and subsequent measurement -

(i) Financial Assets -
Initial recognition and measurement -
Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial investments, call options or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial assets at initial recognition.

All financial assets are recognized initially at fair value plus, in the case of assets not at fair value through profit or loss, directly attributable transaction costs.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the date trade, i.e., the date that the Group commits to purchase or sell the asset.

The Group’s financial assets include cash and term deposits trade and other receivables, call options, and available-for-sale financial investments.

Subsequent measurement -
The subsequent measurement of financial assets depends on their classification as follows:

Notes to the consolidated financial statements (continued)

Financial assets at fair value through profit or loss -
Financial assets at fair value through profit or loss includes financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivate financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Financial assets at fair value through profit and loss are carried in the consolidated statement of financial position at fair value with changes in fair value recognized in finance income or finance costs in the consolidated income statement.

The Group has not designated any financial assets upon initial recognition as at fair value through profit or loss as of December 31, 2012 and 2011.

Loans and receivables -
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method (EIR), less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the consolidated income statement. The losses arising from impairment are recognized in the consolidated income statement in finance costs for loans and in selling and distribution expenses for receivables.

Held-to-maturity investments -
Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Group has the positive intention and ability to hold them to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the consolidated income statement. The losses arising from impairment are recognized in the consolidated income statement in finance costs.

The Group did not have any held-to-maturity investments during the years ended as of December 31, 2012 and December 31, 2011.

Available-for-sale financial investments -
Available-for-sale financial investments include equity and debt securities. Equity investments classified as available-for-sale are those, which are neither classified as held for trading nor designated at fair value through profit or loss. After initial measurement, available-for-sale financial investments are measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve until investment is derecognized, at which time the cumulative gain or loss is recognized in other operating income, or determined to be impaired, at which time the cumulative loss is reclassified to the consolidated income statement in finance costs and removed from the available-for-sale reserve.

The Group evaluates its available-for-sale financial assets to determine whether the ability and intention to sell them in the near term is still appropriate.

Notes to the consolidated financial statements (continued)

The Group has classified equity securities as available-for-sale financial investments as of December 31, 2012 and 2011.

Derecognition -
A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

(i) The rights to receive cash flow from such asset have expired; or

(ii) The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass through” agreement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all of the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of it, the asset is recognized to the extent of the Group’s continuing involvement in it.

In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

(ii)	Impairment of financial assets -
The Group assess at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized cost
For financial assets carried at amortized cost, the Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial assets, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

Notes to the consolidated financial statements (continued)

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the assets carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated income statement. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income in the consolidated income statement. Loans together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If the estimated loss decreases, the reversal shall not result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed. If a future write-off is later recovered, the recovery is credited to finance costs in the consolidated income statement.

Available-for-sale financial investments
For available-for-sale financial investments, the Group assess at each reporting date whether there is objective evidence that an investment or a group of investments is impaired.

Notes to the consolidated financial statements (continued)

In the case of equity investments classified as available-for-sale, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. “Significant” is evaluated against the original cost of the investment and “prolonged” against the period in which the fair value has been below its original cost. Where there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the consolidated income statement – is removed from other comprehensive income and recognized in the consolidated income statement. Impairment losses on equity investment are not reversed through the consolidated income statement; increases in their fair value after impairments are recognized directly in other comprehensive income.

(iii)	Financial liabilities -
Initial recognition and measurement -
Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans, and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, carried at amortized cost. This includes directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables and interest-bearing loans and borrowings.

Subsequent measurement -
The subsequent measurement of financial liabilities depends on their classification as follows:

Financial liabilities at fair value through profit or loss -
Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. Gains or losses on liabilities held for trading are recognized in the consolidated income statement.

The Group has not designated any financial liability upon initial recognition as at fair value through profit or loss as of December 31, 2012 and 2011.

Notes to the consolidated financial statements (continued)

Loans and borrowings -
After their initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and loss are recognized in the consolidated income statement when the liabilities are derecognized as well as through the effective interest rate method (EIR) amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance costs in the consolidated income statement.

Derecognition -
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expired. When an existing financial liability is replaced by another one from the same lender on substantially different terms, or the terms are substantially modified, such replacement or amendment is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amount is recognized in the consolidated income statement.

(iv)	Offsetting of financial instruments -
Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

(v)	Fair value of financial instruments -
The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in note 29.

(vi)	Put and call options over non-controlling interests
IFRS does not have an specific guidance on how to accountant for put and call over non-controlling interests. As a result, the Company has developed the following accounting policies in accordance with IAS 8.

Notes to the consolidated financial statements (continued)

Call options
The call option does not give the acquiring entity present access to the benefits associated with that ownership interest, because the option price has not yet been determined or will be the fair value of the shares at the date of exercise. This call option is a financial asset because the terms of the option are not for a fixed amount or exercise price, and it is initially recognized at its fair value, with any subsequent changes in its fair value recognized in profit or loss. If the call option is exercised, the fair value of the option at that date is included as part of the cost of the acquisition of the non-controlling interest.

Put options
Put options granted to non-controlling interests give rise to a financial liability, which are measured at the present value of the redemption amount. On initial recognition of the financial liability, a corresponding reduction is recognized in another component of equity attributable to the parent (and non-controlling interest). Subsequently, the put option is measured in accordance with IAS 39. Changes in the carrying amount of the financial liability are recognized in profit or loss.

Non-controlling interest continues to be recognized within equity until the put is exercised. The carrying amount of non-controlling interest changes due to allocations of profit or loss (and changes in equity) and dividends declared for the reporting period.

2.3.3	Foreign currency translation -
The Group’s consolidated financial statements are presented in Nuevos Soles, which is also the parent company’s functional currency. Each subsidiary determines its own functional currency and items included in financial statements of each subsidiary are measured using that functional currency.

Transactions and balances
Transactions in foreign currencies are initially recorded by the Group at their respective functional currency spot rates at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognised in profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transactions.

Translation differences from foreign subsidiaries -
The financial statements of the subsidiary Zemex LLC are expressed in United States dollars (its functional currency). On consolidation, the assets and liabilities of this subsidiary are translated into nuevos soles at the rate of exchange prevailing at the reporting date and their income statements are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognized in other comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in profit or loss.

2.3.4	Inventories -

Notes to the consolidated financial statements (continued)

Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and conditions are accounted for as follows:

Raw materials
	-	Purchase cost determined using the weighted average method.

Finished goods and work in progress
	-	Cost of direct materials and supplies, services provided by third parties, direct labour and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs and exchange currency differences.

Inventory in transit
	-	Purchase cost.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated cost of completion and the estimated costs necessary to make the sale.

2.3.5	Borrowing costs -
Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets. All other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

The Group capitalizes borrowing costs for all eligible assets where construction was commenced since the adoption of IFRS (January 1, 2009). Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where surplus funds are available for a short term out of money borrowed specifically to finance a project, the income generated from the temporary investment of such amounts is also capitalized and deducted from the total capitalized borrowing cost. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Group during the period. All other borrowing costs are recognized in the consolidated income statement in the period in which they are incurred.

Borrowing costs for exploration and evaluation assets are recognized in the consolidated statement of income in the period they are incurred.

Notes to the consolidated financial statements (continued)

2.3.6	Leases -
The determination of whether an agreement is, or contains, a lease is based on the substance of the arrangement at the inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or the arrangement conveys a right to use the asset, even it that right is not explicitly specified in an arrangement.

Finance leases which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased asset, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between financial charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the consolidated income statement.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an operating expense in the consolidated income statement on a straight-line basis over the lease term.

2.3.7	Property, plant and equipment -
Property, plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the cost of replacing component parts of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met. The capitalized value of a finance lease is also included within property, plant and equipment. When significant parts of property, plant and equipment are required to be replaced at intervals, the Group derecognizes the replaced part, and recognizes the new part with its own associated useful life and depreciation. Likewise, when major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in profit or loss as incurred. The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met. Refer to significant accounting judgements, estimates and assumptions (Note 2.3.12) and provisions (Note 13) for further information about the recorded decommissioning provision.

Where an asset or part of an asset that was separately depreciated and is now written off is replaced, and it is probable that future economic benefits associated with the item will flow to the Group through an extended life, the expenditure is capitalized. All other repair and maintenance costs are recognized in the consolidated income statement as incurred.

Notes to the consolidated financial statements (continued)

Depreciation of assets used in the mining production process is charged to cost of production on a units of production (UOP) basis using proved reserves, except in the case of assets whose useful life is shorter than the life of mine, in which case the straight-line method is applied. Other assets are depreciated on a straight-line-basis over the estimated useful lives of such assets as follows:

Years
Buildings and other constructions:
Administrative facilities	Between 35 and 48
Main production structures	Between 30 and 49
Minor production structures	Between 20 and 35
Machinery and equipment:
Mills and horizontal furnaces	Between 42 and 49
Vertical furnaces, crushers and grinders	Between 23 and 36
Electricity facilities and other minors	Between 12 and 35
Furniture and fixtures	10
Transportation units:
Heavy units	Between 11 and 21
Light units	Between 8 and 11
Computer equipment	4
Tools	Between 5 and 10

The asset’s residual value, useful lives and methods of depreciation/amortization are reviewed at each reporting period, and adjusted prospectively if appropriate.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement when the asset is derecognized.

2.3.8	Mining concessions -
Mining concessions correspond to the exploration rights in areas of interest acquired in previous years. Mining concessions are stated at cost, net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the property, plant and equipment caption. Those mining concessions are amortized starting from the production phase following the units-of-production method based on proved reserves to which they relate. The unit-of-production rate for the amortization of mining concessions takes into account expenditures incurred to the date of the calculation. In the event the Group abandons the concession, the costs associated are written-off in the consolidated income statement.

Notes to the consolidated financial statements (continued)

2.3.9	Mine development costs and stripping costs
Mine development costs
Mine development costs incurred are stated at cost. Mine development costs are, upon commencement of the production phase, presented net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the property, plant and equipment caption. The amortization is calculated using the unit of-production method based on proved reserves to which they relate. The unit-of-production rate for the amortization of mine development costs takes into account expenditures incurred to the date of the calculation. Expenditures that increase significantly the economic reserves in the mining unit under exploitation are capitalized.

Stripping costs
Stripping costs incurred in the development of a mine before production commences are capitalized as part of mine development costs and subsequently amortized over the life of the mine on a units-of-production basis, using the proved reserves.

Stripping costs incurred subsequently during the production phase of its operation are recorded as part of the cost of production.

2.3.10	Exploration and evaluation assets -
Once the legal right to explore has been acquired, exploration and evaluation expenditures are charged to consolidated income statement, unless management concludes that a future economic benefit is more likely than not to be realized. These costs include materials and fuel used, surveying costs, drilling costs and payments made to contractors.

In evaluating if expenditures meet the criteria to be capitalized, several different sources of information are used. The information that is used to determine the probability of future benefits depends on the extent of exploration and evaluation that has been performed.

No amortization is charged during the exploration and evaluation phase.

2.3.11	Ore reserve and resource estimates -

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Group’s mining properties and concessions.  The Group estimates its ore reserves and mineral resources, based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data.  The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body.  Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, property, plant and equipment, provision for rehabilitation and depreciation and amortization charges.

Notes to the consolidated financial statements (continued)

2.3.12	Impairment of non-financial assets -
The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

Where the carrying amount of an asset of CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

Impairment losses of continuing operations, including impairment on inventories, are recognized in the consolidated income statement in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Group estimates the asset’s or cash-generating unit’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated income statement. The following criteria are also applied in assessing impairment of specific assets:

Exploration and evaluation assets are tested for impairment annually as of December 31, either individually or at the cash-generating unit level, as appropriate and when circumstances indicate that the carrying value may be impaired.

2.3.13	Provisions -
General
Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in profit or loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as finance cost in the consolidated income statement.

Rehabilitation provision
The Group records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred. Rehabilitation costs are provided at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of that particular asset. The cash flows are discounted at a current pre-tax rate that reflects the risk specific to the rehabilitation provision. The unwinding of the discount is expensed as incurred and recognized in the consolidated income statement as a finance cost. The estimated future costs of rehabilitation are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the asset.

Notes to the consolidated financial statements (continued)

2.3.14	Employees benefits -
The Group has short-term obligations for employee benefits including salaries, severance contributions, legal bonuses, performance bonuses and profit sharing. These obligations are monthly recorded, on accrual basis.

Additionally, the Group has a long-term incentive plan for key management. This benefit is settled in cash, measured on the salary of each officer and upon fulfilling certain conditions such as years of experience within the Group and permanency. According to IAS 19 "Employee benefits", the Group recognizes the long-term obligation at its present value at the end of the reporting period using the projected credit unit method. To calculate the present value of these long-term obligations the Group uses a current market discount rate at the date of the consolidated financial statements. This liability is annually reviewed on the date of the consolidated financial statements, and the accrual updates and the effect of changes in discount rates are recognized in the consolidated income statement, until the liability is extinguished.

2.3.15	Revenue recognition -
Revenue is recognized to the extent it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty. The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent.

The Group has concluded that it is acting as a principal in all of its revenue arrangements. The following specific recognition criteria must be also met before revenue is recognized:

Sales of goods -
Revenue from sales of goods is recognized when the significant risks and rewards of ownership have been transferred to the buyer, on delivery of the goods.
Operating lease income -
Income from operating lease of mining concessions was recognized on a monthly accrual basis during the term of the lease,and is calculated based on market prices, which are applied to monthly copper production. Revenues from lease of mining concessions were generated until March 31, 2010, when the subsidiary Corianta S.A. completed the sale of the “Mina Raul” concession to Compañía Minera Condestable S.A.A. See note 22.

Interest income -
The revenue is recognized when the interest accrues using the effective interest rate. Interest income is included in finance income in the consolidated income statement.

2.3.16	Taxes -
Current income tax -
Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in Peru, where the Group operates and generates taxable income. Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Notes to the consolidated financial statements (continued)

Deferred tax -
Deferred tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except in respect of taxable temporary differences associated with investments in subsidiaries and associates, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except in respect of deductible temporary differences associated with investments in subsidiaries and associates, where deferred assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

Notes to the consolidated financial statements (continued)

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.  Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Mining royalties -

Mining royalties are accounted for under IAS 12 when they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is based on taxable income – rather than based on quantity produced or as a percentage of revenue – after adjustment for temporary differences.  For such arrangements, current and deferred tax is provided on the same basis as described above for other forms of taxation. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current provisions and included in results of the year.

On September 29, 2011, the Peruvian government amended the Royalty Mining Law to increase taxation on metallic and non-metallic mining activities. The amendment became effective as of October 1, 2011. According to this law, the royalty for the exploitation of metallic and non-metallic resources is payable on a quarterly basis in an amount equal to the greater of (i) an amount determined in accordance with a statutory scale of tax rates based on operating profit margin that is applied to the operating profit, as adjusted by certain items, and (ii) 1% of net sales, in each case during the applicable quarter.  Mining royalty payments will be deductible for income tax purposes in the fiscal year in which such payments are made.  In connection with this, the mining royalty portion obtained from operating margin is treated under IAS 12 and the remaining royalty, obtained from sales, is registered as expense of the year.

Sales tax -
Revenues, expenses and assets are recognized net of the amount of sales tax, except:

(i) Where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable.

(ii) Receivables and payables are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the consolidated statement of financial position.

Notes to the consolidated financial statements (continued)

2.3.17	Treasury shares -
Own equity instruments which are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the consolidated income statement on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between carrying amount and the consideration, if reissued, is recognized in capital stock. Voting rights related to treasury shares are nullified for the Company and no dividends are allocated to them. The Company had common shares in treasury through a subsidiary until 2012, when these shares were disposed, see note 16(c).

2.3.18	New amended standards and interpretations

The accounting policies adopted are consistent with those of the previous financial year, except for the following amendments to IFRS effective as of 1 January 2012:
-	IAS 12 Income Taxes (Amendment) – Deferred Taxes: Recovery of Underlying Assets
-	IFRS 1 First-Time Adoption of International Financial Reporting Standards (Amendment) – Severe Hyperinflation and Removal of Fixed Dates for First-Time Adopters
-	IFRS 7 Financial Instruments : Disclosures – Enhanced Derecognition Disclosure Requirements

The adoption of the standards or interpretations is described below:

	-	IAS 12 Income Taxes (Amendment) – Deferred Taxes: Recovery of Underlying Assets
The amendment clarified the determination of deferred tax on investment property measured at fair value and introduces a rebuttable presumption that deferred tax on investment property measured using the fair value model in IAS 40 should be determined on the basis that its carrying amount will be recovered through sale. It includes the requirement that deferred tax on non-depreciable assets that are measured using the revaluation model in IAS 16 should always be measured on a sale basis. The amendment is effective for annual periods beginning on or after January, 1 2012 and has been no effect on the Group’s financial position, performance or its disclosures.

	-	IFRS 1 First-Time Adoption of International Financial Reporting Standards (Amendment) – Severe Hyperinflation and Removal of Fixed Dates for First-Time Adopters
The IASB provided guidance on how an entity should resume presenting IFRS financial statements when its functional currency ceases to be subject to hyperinflation. The amendment is effective for annual periods beginning on or after July, 1 2011. The amendment had no impact to the Group.

	-	IFRS 7 Financial Instruments: Disclosures — Enhanced Derecognition Disclosure Requirements
The amendment requires additional disclosure about financial assets that have been transferred but not derecognised to enable the user of the Group’s financial statements to understand the relationship with those assets that have not been derecognised and their associated liabilities. In addition, the amendment requires disclosures about the entity’s continuing involvement in derecognised assets to enable the users to evaluate the nature of, and risks associated with, such involvement. The amendment is effective for annual periods beginning on or after July,1 2011. The Group does not have any assets with these characteristics so there has been no effect on the presentation of its financial statements.

2.3.19	Modifications to the consolidated financial statements of prior year
As of December 31, 2012, the Company made the following reclassifications in its consolidated financial statements for the year ended December 31, 2011:

Notes to the consolidated financial statements (continued)

		-	On the consolidated statement of cash flow, S/.118,630,000 cash proceeds from the sale of 30% ownership in Fosfatos del Pacífico S.A. (see note 1), were reclassified from cash flows from investing activities to cash flows related to financing activities.

		-	On the consolidated statement of financial position, S/.37,217,000 related to deferred income tax asset caption was reclassified to and netted against “deferred income tax liabilities”, to provide a fair presentation of these captions according to IAS 12 that states the deferred tax assets and liabilities should be offset if, and only if, the entity has a legally enforceable right to set off current tax assets and liabilities and the deferred tax assets and liabilities concerned relate to income taxes raised by the same taxation authority.

3.	Significant accounting judgments, estimates and assumptions
Many of the amounts included in the consolidated financial statements involve the use of judgment and/or estimation. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to prior experience, but actual results may differ from the amounts included in the consolidated financial statements. Information about such judgments and estimates are contained in the accounting policies and/or the notes to the financial statements. The key areas are summarized below:

	-	Determination of useful lives of assets for depreciation and amortization purposes – notes 2.3.7, 2.3.8 and 2.3.9.
	-	Recognition of exploration and evaluation assets – note 2.3.10.
	-	Determination of ore reserves and resources - note 2.3.11.
	-	Review of asset carrying values and impairment charges – note 2.3.12 and note 10.
	-	Review of the amount and timing of rehabilitation costs – note 2.3.13 and note 13.
	-	Income tax – note 2.3.16 and note 15.

Notes to the consolidated financial statements (continued)

4.	Standards issued but not yet effective
Certain new standards and interpretations to existing standards have been published and are mandatory for the Group´s accounting periods beginning on or after January 1, 2013 or later periods and have not been adopted early by the Group. Those that are applicable to the Group are as follows:

	-	IAS 1 Presentation of Items of Other Comprehensive Income – Amendments to IAS 1
The amendments to IAS 1 change the grouping of items presented in other comprehensive income (OCI). Items that could be reclassified (or ‘recycled’) to profit or loss at a future point in time (for example, net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) would be presented separately from items that will never be reclassified (for example, actuarial gains and losses on defined benefit plans and revaluation of land and buildings). The amendment affects presentation only and has no impact on the Group’s financial position or performance.

	-	IAS 19 Employee Benefits (Revised)
The IASB has issued numerous amendments to IAS 19. These range from fundamental changes such as removing the corridor mechanism and the concept of expected returns on plan assets to simple clarifications and re-wording. The amendment becomes effective for annual periods beginning on or after January 1, 2013.

	-	IAS 32 Offsetting Financial Assets and Financial Liabilities — Amendments to IAS 32
These amendments clarify the meaning of “currently has a legally enforceable right to set-off”. The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. These amendments are not expected to impact the Group’s financial position or performance and become effective for annual periods beginning on or after January 1, 2014.

	-	IFRS 7 Disclosures — Offsetting Financial Assets and Financial Liabilities — Amendments to IFRS 7
These amendments require an entity to disclose information about rights to set-off and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. These amendments will not impact the Group’s financial position or performance and become effective for annual periods beginning on or after January 1, 2013.

	-	IFRS 9 Financial Instruments: Classification and Measurement
IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2015. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Group’s financial assets, but will not have an impact on classification and measurements of financial liabilities. The Group will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

	-	IFRS 10 Consolidated Financial Statements, IAS 27 Separate Financial Statements

IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also addresses the issues  raised in SIC-12 Consolidation — Special Purpose Entities.

Notes to the consolidated financial statements (continued)

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgement to determine which entities are controlled and therefore are required to be consolidated by a parent, compared with the requirements that were in IAS 27. Based on the preliminary analyses performed, IFRS 10 is not expected to have any impact on the currently held investments of the Group. This standard becomes effective for annual periods beginning on or after January 1, 2013.

-	IFRS 12 Disclosure of Interests in Other Entities
IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. This standard becomes effective for annual periods beginning on or after January 1, 2013.

-	IFRS 13 Fair Value Measurement
IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The Group is currently assessing the impact that this standard will have on the financial position and performance, but based on the preliminary analyses, no material impact is expected. This standard becomes effective for annual periods beginning on or after January 1, 2013.

Annual Improvements May 2012
These improvements will not have an impact on the Group, but include:

-	IFRS 1 First-time Adoption of International Financial Reporting Standards
-	IAS 1 Presentation of Financial Statements
-	IAS 16 Property Plant and Equipment
-	IAS 32 Financial Instruments, Presentation
-	IAS 34 Interim Financial Reporting

Notes to the consolidated financial statements (continued)

5.	Transactions in foreign currency
Transactions in foreign currency take place at the open-market exchange rates published by the Superintendent of Banks, Insurance and Pension Funds Administration. As of December 31, 2012, the exchange rates for transactions in United States dollars, published by this institution, were S/.2.549 for purchase and S/.2.551 for sale (S/.2.695 for purchase and S/.2.697 for sale as of December 31, 2011).

As of December 31, 2012 and 2011, the Group had the following assets and liabilities in United States dollars:
	2012	2011
	US$(000)	US$(000)
Assets
Cash and term deposits	10,677	50,591
Trade and other receivables	17,920	9,124
	28,597	59,715
Liabilities
Trade and other payables	22,432	20,092
Interest-bearing loans and borrowings	-	22,129
	22,432	42,221
Net asset position	6,165	17,494

As of December 31, 2012 and 2011, the Company had no financial instruments to hedge its foreign exchange risk.

During 2012 the net loss originated by assets and liabilities in foreign currency was approximately S/.736,000 (net gain of S/.1,476,000 and S/.2,568,000 during 2011 and 2010, respectively) and it is presented in “(loss) gain from exchange difference, net” caption in the consolidated income statements.

Notes to the consolidated financial statements (continued)

6.	Cash and term deposits

	(a)	This caption was made up as follows:

	2012	2011
	S/.(000)	S/.(000)

Cash on hand	1,973	2,786
Cash at bank (b)	37,870	228,150
Short-term deposits (c)	29,992	132,343
Cash balances included in the consolidated statements of cash flows	69,835	363,279
Time deposits with original maturity greater than 90 days (c)	403,950	-
	473,785	363,279

(b)	Cash at banks is denominated in local and foreign currencies, is deposited in local banks and is freely available. The demand deposits interest yield based on daily bank deposit rates. As of December 31, 2011 these bank accounts included approximately US$46,100,000 (equivalent to S/.124,399,000), as a result of the sale of minority interests of the subsidiary Fosfatos del Pacífico S.A., see note 1.

(c)	As of December 31, 2012 and 2011, the time deposits held in local banks were freely available and earned interest at the respective short-term deposits rates. These time deposits, with original maturities of less than three months, were collected in January 2013 and 2012, respectively. As of December 31, 2012, the long-term deposits were held in local banks, were freely available and earned interest at the respective market rates, and have original maturities of 18 months. As of December 31, 2012 the long-term deposits generated interests for S/.20,760,000 approximately, from this amount S/.15,812,000 are pending of collection, see note 7(a).

These short and long-term deposits include part of the proceeds obtained through the issuance of new common shares, see note 1, and S/.202,200,000 related to a loan received in December 31, 2011.

Notes to the consolidated financial statements (continued)

7.	Trade and other receivables

	(a)	This caption was made up as follows:

	Current		Non-current
	2012	2011	2012	2011
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Trade receivables (b)	41,388	41,802	-	-
Interests receivables, note 6(c)	15,812	-	-	-

Funds restricted to tax´ payments	790	-	-	-
Loans to employees	379	427	4	117
Accounts receivable from Parent company and affiliates, note 25	147	422	-	-
Other accounts receivable	8,742	2,376	966	1,050
Allowance for doubtful accounts (e)	(168)	(63)	-	-
Financial assets classified as receivables (f)	67,090	44,964	970	1,167

Value-added tax credit (c)	2,305	31,780	25,170	18,009
Tax refund receivable (d)	-	1,633	9,970	9,970
Non-financial assets classified as receivables	2,305	33,413	35,140	27,979

	69,395	78,377	36,110	29,146

(b)	Trade account receivables are interest bearing and are generally 30-90 day terms.

(c)	The value-added tax credit is mainly related to the activities of Fosfatos del Pacífico S.A. According to the Peruvian current tax rules, the Company has the right to compensate this credit against the value-added tax to be generated on the future sales of these entities. In addition, this kind of tax credit never expires. From the total amount, S/.20,619,000 will be mainly recovered from 2016 and thereafter through the value-added tax to be generated from the future sales of phosphates since 2016.

(d)	As of December 31, 2012 and 2011, the Group had value-added tax refund receivables related to the operations of Dinoselva Iquitos S.A.C. of S/.9,970,000. These tax refund receivables are value-added tax credits originated from purchases made from 2005 to 2007 in the northeast region of Peru. The Group has a formal disagreement with the Peruvian tax authorities in connection with these refunds. In the opinion of Group´s legal advisors, the Group has strong basis to recover these tax refunds, however, they consider that such recovery will occur in the long-term, considering the long time that this kind of procedures last due to all instances and formal processes that have to be completed.

(e)	The movement of the allowance for doubtful accounts is as follows:

Notes to the consolidated financial statements (continued)

	2012	2011	2010
	S/.(000)	S/.(000)	S/.(000)

Opening balance	63	1,525	1,525
Additions	105	-	-
Write-off	-	(1,462)	-

Ending balance	168	63	1,525

(f)	The ageing analysis of trade and other accounts receivable as of December 31, 2012 and 2011, is as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	< 30 days	30-60 days	61-90 days	91-120 days	> 120 days
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

2012	68,060	54,056	7,652	1,232	451	301	4,368
2011	46,131	5,799	26,089	7,490	3,105	1,307	2,341

8.	Inventories
(a) This caption is made up as follows:

	2012	2011
	S/.(000)	S/.(000)

Goods and finished products	23,924	22,209
Work in progress	56,018	52,642
Raw materials	73,938	21,730
Packages and packing	1,031	685
Fuel and carbon	54,074	49,277
Spare parts and supplies	66,587	54,626
Inventory in transit	10,368	9,446
	285,940	210,615
Less - Provision for inventory obsolescence and net realizable value (b)	(7,791)	(4,513)

	278,149	206,102

Notes to the consolidated financial statements (continued)

(b)	Movement in the provision for inventory obsolescence and net realizable value is set forth below:

	2012	2011	2010
	S/.(000)	S/.(000)	S/.(000)

Opening balance	4,513	4,857	13,353
Charge for the year	3,278	-	381
Recoveries	-	-	(8,549)
Write-offs	-	(344)	(328)

Final balance	7,791	4,513	4,857

During 2012, S/.3,278,000 was recognized as an expense for inventories carried at net realizable value and inventory obsolescence. During 2010, the reversal of the provision for inventory obsolescence and impairment arose from an increase in net realizable value of zinc calcine inventory during 2010, in line with the increase of the international prices of zinc during this year.

9.	Available–for-sale financial investments

	(a)	Movement in available-for-sales financial investments is as follow:

	2012	2011
	S/.(000)	S/.(000)

Beginning balance	22,074	30,813
Fair value change recorded in other comprehensive income	12,813	(8,739)

Ending balance	34,887	22,074

(b)	Available-for-sale financial investments include the following:

	2012
	Cost	Unrealized gains	Fair value
	S/.(000)	S/.(000)	S/.(000)

Equity securities – listed Peruvian company	450	381	831
Equity securities – unlisted Peruvian company	8,399	25,657	34,056

Total	8,849	26,038	34,887

Notes to the consolidated financial statements (continued)

	2011

	Cost	Unrealized gains	Fair value
	S/.(000)	S/.(000)	S/.(000)

Equity securities – listed Peruvian company	450	76	526
Equity securities – unlisted Peruvian company	8,399	13,149	21,548

Total	8,849	13,225	22,074

During the period there were no reclassifications between quoted and unquoted investments.

The fair value of the listed shares is determined by reference to published price quotations in an active market. Union Andina de Cementos S.A.A. (previously known as Cementos Lima S.A.) shares are publicly traded in Lima Stock Exchange (LSE).

Sindicato de Inversiones y Administración S.A. (SIA) is the main shareholder of Union Andina de Cementos S.A.A. with a participation of 48.99% in its capital stock as of December 31, 2012 (68.03%  as of December 31, 2011).  The only significant asset of SIA is its investment in Union Andina de Cementos S.A.A. (which represents the 99% of the SIA´s total assets). SIA has no operations.

As of December 31, 2012 the fair value of SIA’s unlisted shares is calculated applying its 48.99% interest to the fair value of Union Andina de Cementos S.A.A.´s shares, which are listed in the Lima Stock Exchange (68.03% as of December 31, 2011).

(c)	The breakdown of the investments in equity securities held for the years 2012 and 2011, is as follows (number of shares):

Unión Andina de Cementos S.A.A. (*)	256,624
Sindicato de Inversiones y Administración S.A. (SIA) (**)	4,825

(*)	Represents 0.016% of its common shares (0.022% as of December 31, 2011).
(**)	Represents 1.21% of its common shares.

Notes to the consolidated financial statements (continued)

The movement of the number of shares of Union Andina de Cementos S.A.A. as of December 31, 2012 and 2011 is as follows:

	2012	2011

Beginning balance	256,624	18,500
Increase of shares due to changes in nominal amount (from S/.10 to S/.1 per share)	-	166,500
Issue of shares by capitalizations	-	71,624

Ending balance	256,624	256,624

These changes in the number of outstanding shares of Union Andina de Cementos S.A.A. has not represent any change in the Group's share of that investment

Notes to the consolidated financial statements (continued)

10.	Property, plant and equipment

	(a)	The composition and movement in this caption to the date of the consolidated statement of financial position is presented below:

	Mining concessions (b)	Mine development costs (b)	Land	Buildings and other construction	Machinery, equipment and related spare parts	Furniture and accessories	Transportation units	Computer equipment and tools	Mine rehabilitation costs	Works in progress and units in transit	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Cost
As of January 1, 2011	62,134	30,283	190,435	211,607	575,934	26,765	79,912	30,725	4,575	51,418	1,263,788
Additions	11,400	4,984	9,018	713	39,600	443	21,574	4,249	-	148,617	240,598
Disposals	(61)	-	(97)	-	(537)	(61)	(4,390)	(150)	-	(386)	(5,682)
Transfers	-	-	-	(781)	4,285	4	1,056	(1)	-	(4,563)	-

As of December 31, 2011	73,473	35,267	199,356	211,539	619,282	27,151	98,152	34,823	4,575	195,086	1,498,704
Additions	105	21,562	14,714	1,127	20,753	1,136	10,428	4,316	-	169,908	244,049
Capitalized interests (d)	-	-	-	-	-	-	-	-	-	4,145	4,145
Disposals	-	-	(2,228)	-	(687)	-	-	(10)	-	-	(2,925)
Transfers	9,523	-	-	15,687	8,554	-	4	72	-	(33,840)	-

As of December 31, 2012	83,101	56,829	211,842	228,353	647,902	28,287	108,584	39,201	4,575	335,299	1,743,973

Accumulated depreciation
As of January 1, 2011	13,285	6,353	-	18,447	52,595	23,902	21,860	24,255	1,096	-	161,793
Additions	107	1,326	-	6,063	29,575	880	6,401	2,337	253	-	46,942
Disposals	-	-	-	-	(155)	(1,999)	(1,125)	(147)	-	-	(3,426)
Transfers	-	-	-	(15)	15	-	-	-	-	-	-

As of December 31, 2011	13,392	7,679	-	24,495	82,030	22,783	27,136	26,445	1,349	-	205,309
Additions	60	-	-	6,956	30,292	446	7,666	2,534	-	-	47,954
Disposals	-	-	-	-	(119)	-	-	-	-	-	(119)

As of December 31, 2012	13,452	7,679	-	31,451	112,203	23,229	34,802	28,979	1,349	-	253,144

Impairment mining assets (b)	44,103	21,370	257	17,069	9,070	104	28	32	3,226	735	95,994

Net book value
As of December 31, 2012	25,546	27,780	211,585	179,833	526,629	4,954	73,754	10,190	-	334,564	1,394,835

As of December 31, 2011	15,978	6,218	199,099	169,975	528,182	4,264	70,988	8,346	-	194,351	1,197,401

Notes to the consolidated financial statements (continued)

(b)
Mining concessions mainly include acquisition costs by S/.11,069,000 related to coal concessions acquired through a purchase option executed during 2011, see note 27.  The caption also includes some concessions acquired by the Group for exploration activities related to the cement business.

Due to lowest zinc prices observed during 2011 and based on future management’s expectations of zinc prices, the Group decided recognize in the consolidated income statement a full impairment charge of approximately S/.95,994,000, related to the total net book value of the zinc mining unit which includes concession costs, development costs and related facilities and equipments. From this amount, S/.44,103,000 corresponds to concessions costs.  According to the management´s expectation the recovery amount of this zinc mining unit is zero.

(c)
There were no additions under finance leases during the years 2012 and 2011 (S/.32,834,000 during 2010). During 2012, the Group prepaid the finance maintained with Banco de Credito del Peru, see note 14.

(d)
During 2012 the Group capitalized borrowing costs by S/.4,145,000 mainly related with the expansion of the cement plant located in the northeast of Peru, for the construction of the diatomite bricks plant and for the implementation of two kilns in the north of Peru.  The carrying amount of these eligible assets was S/.194,662,000 as of December 31, 2012.  These assets have not associated any specific loans, so the rate used to determine the amount of borrowing costs eligible for capitalization was 6.24%, which corresponds to the weighted average rate obtained from all generic debts.  During 2011 the borrowing costs incurred and related to eligible assets were not significant.

	(e)	As of December 31, 2012, the Group has assessed the use conditions of its long-term assets and did not find any indicator that these assets may be impaired.

11.	Exploration and evaluation assets

	(a)	The composition and movement in this caption to the date of the consolidated statements of financial position is presented below:

S/.(000)
Cost
As of January 1, 2011	29,278
Additions	617

As of December 31, 2011	29,895
Additions (b)	22,038
Write-off	(2,447)

As of December 31, 2012	49,486

(b)	During 2012, it mainly includes exploration costs related to brine project, located in Bayovar, Province of Sechura, Department of Piura, developed by the subsidiary Salmueras Sudamericanas S.A.

As of December 31, 2012, the exploration and evaluation assets includes S/.26,797,000 related to brine project, S/.15,565,000 related to phosphates project and S/.7,124,000 related to other exploration activities for the cement business.

Notes to the consolidated financial statements (continued)

(c)	As of December 31, 2012, the Group has assessed the use conditions of its exploration and evaluation assets and did not find any indicator that these assets may be impaired.

12.	Trade and other payables

This caption is made up as follows:

	2012	2011
	S/.(000)	S/.(000)

Trade payables	80,263	84,948
Remuneration payable	16,147	13,018
Taxes and contributions	15,391	3,131
Board of Directors’ fees	4,643	4,426
Dividends payable, note 16(h)	4,451	4,467
Advances from customers	2,899	2,477
Accounts payable to IPSA and its affiliates, note 25	232	230
Interests payable	25	2,806
Third party commission related to sale of subsidiary shares	-	5,394
Other accounts payable	8,713	7,588

	132,764	128,485

Trade accounts payable result from the purchases of material and supplies for the Group, and mainly correspond to invoices payable to domestic suppliers. They are non-interest bearing and are normally settled on 60 to 120 days term.

Interest payable is normally settled monthly throughout the financial year.

Notes to the consolidated financial statements (continued)

13.	Provisions

This caption is made up as follows:

	Workers’ profit-sharing	Long-term incentive plan	Rehabilitation provision	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

At January 1, 2012	28,694	6,000	4,909	39,603
Additions, note 21	27,522	5,529	-	33,051
Discount rate adjustement, note 24	-	140	-	140
Payments and advances	(32,187)	-	-	(32,187)

At December 31, 2012	24,029	11,669	4,909	40,607

Current portion	24,029	-	-	24,029
Non-current portion	-	11,669	4,909	16,578

	24,029	11,669	4,909	40,607

	Workers’ profit-sharing	Long-term incentive plan	Rehabilitation provision	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

At January 1, 2011	25,959	-	4,803	30,762
Additions	29,477	6,000	106	35,583
Payments and advances	(26,742)	-	-	(26,742)

At December 31, 2011	28,694	6,000	4,909	39,603

Current portion	28,694	-	-	28,694
Non-current portion	-	6,000	4,909	10,909

	28,694	6,000	4,909	39,603

Workers’ profit sharing -

In accordance with Peruvian legislation, the Group maintains an employee profit sharing plan between 8% and 10% of annual taxable income.  Distributions to employees under the plan are based 50% on the number of days that each employee worked during the preceding year and 50% on proportionate annual salary levels.

Long-term incentive plan -

In 2011, the Group implemented a compensation plan for its key management.  This long-term benefit is payable in cash, based on the salary of each officer and depends on the years of service of each officer in the Group.  Under the plan, the executive would receive the equivalent of an annual salary for each year of service beginning to accrue from 2011. This benefit accrues and accumulates for each officer, and is payable in two moments: at the end of the first five years since the creation of this bonuses plan, and at the end of the eighth year from the creation of the plan.  If the executive decides to voluntarily leave the Group before a scheduled distribution, he will not receive this compensation. In accordance with IAS 19, the Group used the Projected Unit Credit Method to determine the present value of this deferred obligation and the related current deferred cost, considering the expected increases in salary base and the corresponding current market discount rate.  As of December 31, 2012 the Group has recorded a liability for S/.11,669,000 related to this compensation (S/.6,000,000 as of December 31, 2011).

Notes to the consolidated financial statements (continued)

Rehabilitation provision -

As of December 31, 2012 it corresponds to the provision for the future cost of rehabilitating the zinc mine site, located in the District of Yambrasbamba, Province of Bongara, Department of Amazonas. The provision has been created based on studies made by internal specialists.  Assumptions, based on current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability.  These estimates are reviewed regularly to take into account any material change to the assumptions.  However, actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required which will reflect market conditions at the relevant time.

Management expects to incur these expenses in medium-term, refer note 10(b). The Group believes that this liability is sufficient and according the current environmental protection laws approved by the Ministry of Energy and Mines.

14.	Interest-bearing loans and borrowings

This caption is made up as follows:

	Interest rate	Maturity	2012	2011
	%		S/.(000)	S/.(000)
Bank overdraft
BBVA Banco Continental	4.31	Mar 3, 2013	13,255	-

Loans
BBVA Banco Continental	6.75	Dec 29, 2018	202,200	202,200
BBVA Banco Continental	6.20	May 10, 2014	-	135,450
Banco de Credito del Peru	6.45	Apr 20, 2013	-	70,000
Banco de Credito del Peru	6.20	Mar 21, 2013	-	42,000
BBVA Banco Continental	6.41	Dec 14, 2013	-	41,000
BBVA Banco Continental	6.00	Jun 14, 2012	-	28,000
Banco de Credito del Peru	2.61	Mar 28, 2012	-	12,274
Finance leases
Banco de Crédito del Perú	5.19 and 7.17	2013/2016	-	60,708

Debt issuance costs			-	(1,038)

			215,455	590,594

Less – current portion			22,884	139,048

Non-current portion			192,571	451,546

Bank overdraft with BBVA Banco Continental

In December 2012, the Group signed an overdraft line for S/.50,000,000.  The bank overdraft due on March 3, 2013, accrues interest at an annual rate of 4.31%.  As of December 31, 2012, the Group used S/.13,255,000 of the total line overdraft.

During 2012, the Group made prepayments amounting to S/.388,394,000 corresponding to three loans with BBVA Banco Continental, three loans with Banco de Credito del Peru and a finance lease with Banco de Credito del Peru. These prepayments generated additional commissions and costs for approximately S/.7,354,000, see note 24.  As of December 31, 2012 the Group maintains only a bank overdraft and one debt with BBVA Banco Continental.

Notes to the consolidated financial statements (continued)

Loan with BBVA Banco Continental (6.37%, 6.64% and 7.01%) -

In December 2011, the Company signed a Loan Agreement with BBVA Banco Continental for S/.202,200,000 (equivalent to US$75,000,000). The debt is due on December 2018 and accrues interest at an annual rate of 6.37 percent during the first year, 6.64% during the second year and 7.01% from the third year to the maturity date. For accounting purposes (amortized cost) the effective interest rate for all the period is 6.75%.  This loan includes the following financial restrictions:

-	The liquidity ratio must be greater than 1.0 times during the term and in each one of the financial years, based on the separate financial statements of the Company.

-	The financial debt-to-EBITDA ratio must be lower than 3 times, during the term and in each ratio measurement date, calculated using the Company´s separate financial statements.

-
The EBITDA-to-Debt Service ratio must be greater than 1.20 times during the term and in each ratio measurement date, taking the last twelve (12) months elapsed as calculation basis, based on the separate financial statements of the Company.

In Management’s opinion, as of December 31, 2012 and 2011 the Company has complied with these financial restrictions.

Notes to the consolidated financial statements (continued)

15.	Deferred income tax assets and liabilities, net

This caption is made up as follows:

	As of January 1, 2011	Consolidated income statement	Tax effect of available-for-sale investments	As of December 31, 2011	Consolidated income statement	Tax effect of available- for-sale investments	As of December 31, 2012
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)
Movement of deferred income tax assets
Tax-loss carryforward	-	7,733	-	7,733	5,438	-	13,171
Provision for vacations	31	(7)	-	24	165	-	189
Other	33	23	-	56	22	-	78

Total deferred income tax assets	64	7,749	-	7,813	5,625	-	13,438

Movement of deferred income tax liabilities:
Deferred income tax assets
Impairment of zinc mining assets	-	28,830	-	28,830	-	-	28,830
Provision for vacations	3,085	173	-	3,258	847	-	4,105
Effect of differences in the depreciation and amortization rates used for	2,263	(2,263)	-	-	-	-	-
book purposes
Long-term incentive plan	-	1,800	-	1,800	1,700	-	3,500
Other	2,225	1,104	-	3,329	149	-	3,478

	7,573	29,644	-	37,217	2,696	-	39,913

Deferred income tax liabilities
Effect of differences between book and tax bases of fixed assets and in	(131,002)	626	-	(130,376)	2,865	-	(127,511)
the depreciation rates used for book purposes
Effect of available-for-sale investments	(6,590)	-	2,622	(3,968)	-	(3,844)	(7,812)
Other	(5,850)	289	-	(5,561)	663	-	(4,898)

	(143,442)	915	2,622	(139,905)	3,528	(3,844)	(140,221)

Total deferred income tax liabilities, net	(135,869)	30,559	2,622	(102,688)	6,224	(3,844)	(100,308)

		38,308	2,622		11,849	(3,844)

Notes to the consolidated financial statements (continued)

A reconciliation between tax expenses and the product of accounting profit multiplied by Peruvian tax rate for the years 2012,2011 and 2010 is as follows:

	2012	2011	2010
	S/.(000)	S/.(000)	S/.(000)

Accounting profit before income tax	229,343	103,848	327,214

At statutory income tax rate of 30%	68,803	31,154	98,164

Permanent differences
Dividends obtained from available-for-sale investments	(167)	(38)	(178)
Non-deductible expenses, net	5,107	7,263	6,119

At the effective income tax rate of 32% (2011: 37% and 2010: 32%)	73,743	38,379	104,105

The income tax expenses shown for the years ended December 31, 2012, 2011 and 2010 are:

	2012	2011	2010
	S/.(000)	S/.(000)	S/.(000)

Consolidated income statement
Current	85,592	76,687	83,649
Deferred	(11,849)	(38,308)	20,456

Income tax expense reported in the income statements	73,743	38,379	104,105

The income tax recorded directly to other comprehensive income during the year 2012 is an expense of S/.3,844,000 (an income of S/.2,622,000 during the year 2011 and an expense of S/.3,754,000 during the year 2010).

As of December 31, 2012 and 2011, it is not necessary to recognize deferred tax liability for taxes that would be payable on the unremitted earnings of the Group’s subsidiaries. The Group has determined that the timing differences will be reversed by means of dividends to be received in the future that, according to the tax rules in effect in Peru, are not subject to income tax.

As of December 31, 2012, the deferred income tax asset related to tax-losses carry forward was mainly determined by the subsidiaries Fosfatos del Pacífico S.A. and Salmueras Sudamericanas S.A. for approximately S/.9,798,000, the tax losses related are available indefinitely for offset against 50% of  future  annual taxable profits. The amount of losses carried out is subject to the outcome of the reviews for the tax authorities referred in note 27.

Notes to the consolidated financial statements (continued)

16.	Equity
	(a)	Share capital -

As of December 31, 2012 and 2011 share capital is represented by 531,461,479 and 419,977,479, respectively, authorized common shares, with a par value of one Nuevo Sol per share.  As it is mentioned in note 1, from the total outstanding common shares as of December 31, 2012, 111,484,000 are listed in the New York Stock Exchange and 419,977,479 in the Lima Stock Exchange.

Until 2011, the capital stock was presented net of the par value of 1,200,000 treasury common shares acquired in 2008 by the subsidiary Distribuidora Norte Pacasmayo S.R.L.  On October 2012, these treasury shares were sold on the Lima Stock Exchange, resulting in a net gain of S/.4,922,000, which was directly recognized in equity.

	(b)	Investment shares -

Investment shares do not have voting rights or participate in shareholder’s meetings but do participate in the distribution of dividends. Investment shares confer upon the holders thereof the right to participate in dividends distributed according to their nominal value, in the same manner as common shares.  Investment shares also confer the holders thereof the right to:

		(i)	maintain the current proportion of the investment shares in the case of capital increase by new contributions;
		(ii)	increase the number of investment shares upon capitalization of retained earnings, revaluation surplus or other reserves that do not represent cash contributions;
		(iii)	participate in the distribution of the assets resulting from liquidation of the Company in the same manner as common shares; and,
		(iv)	redeem the investment shares in case of a merger and/or change of business activity of the Company.

As of December 31, 2012 and 2011 the Company has 50,503,341 and 49,575,341 investment shares, respectively, subscribed and fully paid, with a par value of one Nuevo Sol per share.  As it is mentioned in note 1, on March 30, 2012, the Company issued 927,783 investment shares, pursuant to a preemptive right offer in connection with the issuance of ADSs, so the holders of investment shares have rights to maintain their proportional ownership in the share capital of the Company.

	(c)	Treasury shares -

As of December 31, 2011, this corresponds to 1,200,000 of the Company’s common shares acquired by its subsidiary Distribuidora Norte Pacasmayo S.R.L. at a cost of S/.3,180,000. On October 2012, the subsidiary sold these treasury shares to third parties through Lima Stock Exchange for S/.6,122,000 (net of the related income tax effect).  The net gain of this transaction amounted to S/.4,922,000 (net of the tax effect) and was recorded in the retained earnings caption of the consolidated statement of changes in equity.

Notes to the consolidated financial statements (continued)

(d)	Additional paid-in capital -

During 2012, the additional paid-in capital was increased by S/.561,191,000 by the issue of 111,484,000 common shares and 928,000 investment shares corresponding to a public offering of American Depositary Shares (ADS) registered with the New York Stock Exchange and Lima Stock Exchange.  This amount corresponds to the excess of the total proceeds obtained by this transaction in relation to the nominal value of these shares, see note 1.

(e)	Legal reserve -

Provisions of the General Corporation Law require that a minimum of 10 percent of the distributable earnings for each period, after deducting the income tax, be transferred to a legal reserve until such is equal to 20 percent of the capital.  This legal reserve can offset losses or can be capitalized, and in both cases there is the obligation to replenish it.

(f)	Available for-sale reserve –
This reserve records fair value changes on available-for-sale financial assets.

(g)	Foreign currency translation reserve -
The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of Zemex LLC.

(h)	Dividends paid -

S/.(000)

Declared dividends during the year 2012
Dividends approved on October 17, 2012: S/.0.08935 per share	52,000

Declared dividends during the year 2011
Dividends approved on February 28, 2011: S/.0.11926 per share	56,000
Dividends approved on October 10, 2011: S/.0.07454 per share	35,000

91,000

Declared dividends during the year 2010
Dividends approved on April 26, 2010: S/.0.09158 per share	43,000
Dividends approved on October 25, 2010: S/.0.06389 per share	30,000

73,000

As of December 31, 2012, dividends payable amount to S/.4,451,000 (December 31, 2011: S/.4,467,000).

Notes to the consolidated financial statements (continued)

(i) Contributions of non-controlling interest -
Salmueras Sudamericanas S.A.

In order to finance the Salmueras project, the General Shareholders´Meeting of the subsidiary Salmueras Sudamericanas S.A. held on January 9, 2012, agreed on a contribution of S/.20,000,000 to the subsidiary, to be held in two parts of S/.10,000,000 on the following dates: February 15 and May 15, 2012. These contributions are partial payments of the capital commitment assumed by the Company and Quimpac S.A. for the Salmueras project up to US$100,000,000 and US$14,000,000, respectively, to maintain its interests in this subsidiary.  During the year ended as of December 31, 2012 the contribution made by Quimpac S.A. amounts to S/.2,307,000 (S/.4,779,000 during the year ended as of December 31, 2011).  The effect of the difference on capital contributions and interests acquired by each shareholder amounted S/.2,713,000 was recognized as a charge in additional paid-in capital, and credit in non controlling interest.

Fosfatos del Pacifico S.A.

The General Shareholders´Meeting of the subsidiary Fosfatos del Pacifico S.A. held on February 29, 2012 agreed a contribution of US$33,000,000 to the subsidiary, to be held in two parts of US$20,000,000 and US$13,000,000 on the following dates: April 15 and July 15, 2012, respectively. As of December 31, 2012, the contribution made by MCA Phosphates Pte. to Fosfatos del Pacifico S.A. amounts to US$9,900,000 (equivalent to S/.26,250,000).

17.	Sales of goods

This caption is made up as follows:

	2012	2011	2010
	S/.(000)	S/.(000)	S/.(000)

Cement, concrete and blocks	972,241	802,959	728,319
Steel rebar and building materials	143,165	143,334	96,072
Quicklime	52,738	45,859	57,695
Other	1,664	2,818	15,961

	1,169,808	994,970	898,047

Notes to the consolidated financial statements (continued)

18.	Cost of sales

This caption is made up as follows:

	2012	2011	2010
	S/.(000)	S/.(000)	S/.(000)

Consumption of miscellaneous supplies	288,793	211,146	160,271
Maintenance and third-party services	164,502	105,031	86,219
Shipping costs	93,085	60,731	46,147
Personnel expenses, note 21 (c)	67,805	57,165	55,045
Other manufacturing expenses	40,250	51,191	38,771
Depreciation	37,259	38,091	29,724
Costs of packaging	27,584	25,005	21,866
Change in products in process, finished goods and raw materials	(6,220)	21,155	49,496
Recovery of provision for inventory obsolescence and impairment	-	-	(8,549)

	713,058	569,515	478,990

19.	Administrative expenses

This caption is made up as follows:

	2012	2011	2010
	S/.(000)	S/.(000)	S/.(000)

Personnel expenses, note 21 (c)	91,683	90,266	73,431
Third-party services	81,978	80,641	52,317
Depreciation and amortization	10,695	9,542	6,564
Donations	6,750	3,733	2,698
Board of Directors compensation	5,103	5,394	15,221
Consumption of supplies	3,204	3,098	3,786
Taxes	2,828	2,785	4,044
Environmental expenditures, note 27	826	737	636

	203,067	196,196	158,697

Notes to the consolidated financial statements (continued)

20.	Selling and distribution expenses

This caption is made up as follows:

	2012	2011	2010
	S/.(000)	S/.(000)	S/.(000)

Personnel expenses, note 21 (c)	13,960	10,145	8,335
Advertising and promotion	10,826	8,402	5,202
Third-party services	1,157	1,185	825
Provision for doubtful accounts	105	-	-
Other	4,817	3,975	2,139

	30,865	23,707	16,501

21.	Employee benefits expenses

	(a)	Employee benefits expenses are made up as follow:

	2012	2011	2010
	S/.(000)	S/.(000)	S/.(000)

Wages and salaries	87,990	80,892	70,363
Workers ‘profit sharing (b)	27,522	29,477	29,796
Severance payments	17,451	18,324	13,651
Legal bonuses	12,892	10,426	9,815
Vacations	13,225	9,461	9,192
Long-term compensation, note 13	5,529	6,000	-
Training	2,903	116	1,108
Others	5,936	2,880	2,886

	173,448	157,576	136,811

(b)
A portion of the workers´ profit sharing for the year 2011 of S/.4,788,000 is related to the sale of a non-controlling equity interest in the subsidiary Fosfatos del Pacífico S.A.  The gain from the sale of that interest was recorded in equity.

(c)	Employee benefits expenses are allocated as follows:

	2012	2011	2010
	S/.(000)	S/.(000)	S/.(000)

Cost of sales, note 18	67,805	57,165	55,045
Administrative expenses, note 19	91,683	90,266	73,431
Selling and distribution expenses, note 20	13,960	10,145	8,335

	173,448	157,576	136,811

Notes to the consolidated financial statements (continued)

22.	Other operating income, net

This caption is made up as follows:

	2012	2011	2010
	S/.(000)	S/.(000)	S/.(000)

Net gain on disposal of property, plant and equipment	3,901	203	157
Sales of miscellaneous supplies and laboratory tests	1,420	1,757	3,182
Income from land rental and office lease, note 25	449	442	441
Income from management and administrative services provided to Parent company, note 25	376	376	360
Recovery of expenses	2,413	2,522	2,993
Write-off of intangible assets	-	-	(1,363)
Reversal of provision for closure of mining concession	-	-	478
Income from lease of mining concession, (a)	-	-	5,334
Other minor-less than S/.200,000, net	(853)	4,038	5,079

	7,706	9,338	16,661

(a)
On March 29, 2010, the subsidiary Corianta S.A. completed the sale of the mining concession and other assets related to Mina Raul business unit, that included land and copper mining concessions, with a book value of S/.2,537,000. This sale was made to Compañía Minera Condestable S.A.A. (Condestable), a third-party, in free market conditions, obtaining as a result of this sale a net gain for approximately S/.75,887,000.

Before this sale, the Group received income lease from these assets amounted S/.5,334,000 during 2010.

23.	Finance income

This caption is made up as follows:

	2012	2011	2010
	S/.(000)	S/.(000)	S/.(000)

Interest on deposits	22,194	2,562	1,797
Dividends received	558	126	592
Interests on accounts receivable	567	-	467
Interest on loans granted to Parent company, note 25	7	7	421
	23,326	2,695	3,277

Notes to the consolidated financial statements (continued)

24.	Finance costs

This caption is made up as follows:

	2012	2011	2010
	S/.(000)	S/.(000)	S/.(000)

Interest on loans and borrowings	14,655	14,229	9,662
Commissions on prepayments of debts, note 14	7,354	-	-
Other	670	443	619
Finance charges under finance leases	952	4,441	4,529

Total interest expense	23,631	19,113	14,810
Discount rate adjustment of long-term incentive plan	140	-	-
Discount rate adjustment of rehabilitation provision	-	106	228

Total finance costs	23,771	19,219	15,038

25.	Related party disclosure

Transactions with related entities -
During the years 2012, 2011 and 2010, the Company carried out the following transactions with Inversiones Pacasmayo S.A. (IPSA) and its affiliates:

	2012	2011	2010
	S/.(000)	S/.(000)	S/.(000)
Income
Income from land rental services	376	376	360
Income from office lease	273	284	291
Fees for management and administrative services	176	158	150
Interest on loans	7	7	421

Other transactions
Loan provided to IPSA	-	6,965	28,553
Loans provided to Sercopa	240	-	-
Loan obtained from IPSA	-	6,700	-

As a result of these transactions, the Company had the following rights and obligations with Inversiones Pacasmayo S.A. and its affiliates as of December 31, 2012 and 2011:

	2012		2011
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Inversiones Pacasmayo S.A.	70	-	170	14
Other	77	232	252	216

	147	232	422	230

Notes to the consolidated financial statements (continued)

The sales to and purchases from related parties are made at terms equivalent to those that prevail in arm’s length transactions. There have been no guarantees provided or received for any related party receivables or payables.  Outstanding balances are interest free. For the year ended as of December 31, 2012 and 2011, the Group has not recorded any allowance for doubtful accounts relating to amounts owed by relating parties.  This assessment is undertaken each financial year by examining the financial position of the related party.

In February 2011, the Company provided a loan to Inversiones Pacasmayo S.A. for a total amount of S/.6,965,000 with annual interest rate of 6 percent.  This loan was collected in February and March 2011.  In March 2010 the Company provided a loan to Inversiones Pacasmayo S.A. for a total amount of S/.28,553,000 with annual interest rate of 6 percent.  This loan was collected in December 2010.  The income interest generated from this loan amounted to S/.421,000.

Compensation of key management personnel of the Group -

The expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the management payroll amounted to S/.26,687,000 during the 2012 period (S/.31,918,000 and S/.29,487,000 during 2011 and 2010, respectively). The Company does not compensate Management with post-employment or contract termination benefits or share-based payments.

26.	Earnings per share

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to common shares and investment shares of the parent by the weighted average number of common shares and investment shares outstanding during the year.

The Group has no dilutive potential ordinary shares as of December 31, 2012 and 2011.

Calculation of the weighted average number of shares and the basic and diluted earnings per share is presented below:

	2012	2011	2010
	S/.(000)	S/.(000)	S/.(000)
Numerator
Net profit attributable to ordinary equity holders of the parent	159,005	67,694	223,219

	2012	2011	2010
	Thousands	Thousands	Thousands
Denominator
Weighted average number of common and investment shares	570,072	468,352	468,352

Notes to the consolidated financial statements (continued)

There have been no other transactions involving common shares and investment shares between the reporting date and the date of completion of these consolidated financial statements.

	2012	2011	2010
	S/.	S/.	S/.

Basic and diluted earnings for common and investment shares	0.28	0.14	0.48

27.	Commitments and contingencies
Operating lease

As of December 31, 2012 the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C. a related party of Inversiones Pacasmayo S.A.  This lease is annually renewable, and provide an annual rent of S/.273,000 (2011: S/.284,000, 2010: S/.291,000).

In May, 2012, the Group signed a contract with Petroleos del Peru – Petroperu S.A. to lease a land located in the north of Peru.  The lease has a term of maturity of 30 years and accrued an annual rent of US$200,000 from 2012 to 2015 and from 2016 to the maturity date of the contract, the rent will be equivalent to 0.64% of the sales of phosphoric rock, but may not be less than US$1,600,000 annually. The expense for the year 2012 amounted to S/510,000 and it was recognized in the administrative expenses caption in the consolidated income statement.

Capital commitments
As of 31 December 2012, the Group had the following main commitments:

	-	Development activities of phosphoric rock by S/.21,385,000.
	-	Expansion of the cement plant located in the Northeast of Peru by S/.6,424,000.
	-	Construction of a cement plant located in the North of Peru S/.123,236,000
	-	The Group maintains long-term electricity supply agreements which billing is determined taking into consideration consumption of electricity and other market variables.
	-	Commitment for development of brine Project up to US$100,000,000, see note 1. In connection with this commitment, as of December 31, 2012 the Group has made contributions for US$12,526,000.

Others commitments
	-	Commitment of future sales of phosphoric rock to Mitsubishi Corporation when the project starts production, see note 1.

Purchase option
Coal -

In December 2009 and February 2010, the Group entered into agreements to carry out exploration activities in a coal concessions held by third parties.  Under the terms of the agreements, the Group has the option to acquire the concessions for an aggregate purchase price of US$5,500,000.  In October 2011 the Group exercised one of its purchase options through the payment of US$4,500,000, which is included in mining concessions in property, plant and equipment caption.  As of December 31, 2012 the Group maintains a remaining option to purchase an additional coal mining concession for US$1,000,000.  The Group already paid US$222,000 as of the date.

Other minerals -

Notes to the consolidated financial statements (continued)

In June 2011 the Group paid US$266,000 and during 2012 made an additional payment of US$647,000 for subscription of a purchase option to acquire a 51 percent interest of a company which owns certain mining concessions and it is located in Uruguay.  To exercise the option, the Group would have to pay additional amounts.  During 2012, the Group has dismissed this project due to its low feasibility.  As of December 31, 2012, the total payment the Company made for this option amounted to S/.2,447,000, and in 2012 this amount was recognized as expense in the consolidated income statements.

Put and call options (“deadlock put/call options”)

According to the shareholders´ agreement subscribed between the Company and MCA, see note 1, in case of occurrence a deadlock situation or unexpected event, MCA has the option to sell all or a portion of the Fosfatos´ shares to the Company at the lower of (i) the book value of such shares and (ii) the fair market value of such shares, but in no event less than US$0.01 (the “Put Price”).  At the same time, in case of occurrence a deadlock situation or unexpected event, the Company has the option to require MCA to sell all or a portion of the Fosfato´s shares at the higher of (i)  the book value of such shares or (ii) the fair market value of such shares, but in no event shall such price be less than $0.01 (the “Call Price”). The objective of the Deadlock put/call option provision is to provide for an exit mechanism in those rare circumstances when reaching agreement on a critical matter becomes impossible.

According with this agreement, MCA has no restrictions on sale its non-controlling interest during any time to third parties, and the only additional requirement to have the call or put option is to have at least the 15% of interest in Fosfatos.

Mining royalty
Third parties

Cementos Pacasmayo S.A.A. is required to pay a royalty to Compañia Pilar del Amazonas S.A., which is the owner of the surface of Bongara mining unit. This royalty is equivalent to 4% of net revenue obtained as a result of commercial exploitation carried out within the mining unit, and may not be less than US$300,000 annually. This royalty expense amounted to S/.773,000 (2011: S/.824,000 and 2010: S/.875,000).

The subsidiary Fosfatos del Pacífico S.A., signed an agreement with the Peruvian Government, Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. related to the use of the Bayovar concession, which contains phosphoric rock and diatomites.  As part of this agreement, , the Subsidiary Fosfatos del Pacífico S.A. is required to pay to Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. an equivalent amount to US$3 for each metric tons of diatomite extracted.  The annual royalty may not be less than the equivalent to 40,000 metric tons during the second year of production and 80,000 metric tons since the third year of production.  The related royalty expense amounted to S/.612,000 for the year ended December 31, 2012 (S/.392,000 for 2011 and zero for 2010).

Peruvian government

On September 29, 2011, the Peruvian government amended the Royalty Mining Law to increase taxation on metallic and non-metallic mining activities. The amendment became effective as of October 1, 2011. According to this law, the royalty for the exploitation of metallic and nonmetallic resources is payable on a quarterly basis in an amount equal to the greater of (i) an amount determined in accordance with a statutory scale of tax rates based on operating profit margin that is applied to the operating profit, as adjusted by certain items, and (ii) 1% of net sales, in each case during the applicable quarter. These amounts are estimated based on the unconsolidated financial statements of Cementos Pacasmayo S.A.A. and the subsidiaries affected by this mining royalty, prepared in accordance with IFRS.  Mining royalty payments will be deductible for income tax purposes in the fiscal year in which such payments are made.

Notes to the consolidated financial statements (continued)

Management and its legal counsel believe that the specific regulations issued by the Ministry of Economy and Finance are unconstitutional because they impose with mining royalties tax on non-mining activities, which is not according with the Royalty Mining Law. In the case of the cement industry, this regulation states that the royalty must be calculated on operating profit or net sales of products whatever its stage, including, manually or industrially, finished products, hence the operating profit or net sales corresponds to cement sales and not under the limestone, mineral component used in the production of cement. As a consequence, the Group filed a claim against the Ministry of Economy and Finance and the Ministry of Mining and Energy asking to repeal the regulation of mining royalty referred to the definition of “the products whatever its stage”, so that royalty for non-metallic mining activities would be determined on base of the mineral resource effectively removed, as states the Mining Royalty Law.

In September 2012, the Company filed a constitutional claim to prevent the tax authority from applying the legal criteria defined in the amended royalty mining law retroactively, for the periods before such amendment was enacted, and to declare that the mining royalty tax applicable to the exploitation of non-metallic mining resources be calculated based solely on the value of the final product obtained from the mineral separation process, net of any costs incurred in that process (“componente minero”), excluding any profit obtained from the industrial activity.

In addition the Company has filed an anti-trust claim (“denuncia contra barreras burocráticas de acceso al Mercado”), with the National Institute for the Protection of Competition and Intellectual Property (Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual, or “INDECOPI”), to have certain provisions of the Royalty Mining Law regulations declared illegal, and, therefore, not applicable.

Management and its legal counsel believe that the Group has strong legal arguments that support its position and a high probability of obtaining a favorable outcome in this process, nevertheless, Management can not estimate a timeline for the resolution of this claim.

As a result, the Group had recognized and paid a mining royalty for the last quarter of 2011 according to the provisions of the Mining Royalty Law, as interpreted by management and its legal and tributaries counsels.

If the Group would not obtain a favorable outcome in this process, and considering a literal application of this regulation, the royalty expense for the period 2012 would have been S/.10,299,000 instead of S/.451,000, (S/.2,471,000 from October to December 2011 instead of S/.111,000 recorded on the financial statements for such period).

Mining royalty expense paid to the Peruvian Government for the years 2012, 2011 and 2010 amounted to S/.316,000, S/.291,000 and S/.230,000, respectively, and recorded in cost of sales caption of the consolidated income statement.

On December 26, 2012 and January 24, 2013, SUNAT issued tax assessments against the Company applying the new criteria established in the amended Royalty Mining Law, which included in the calculation profit obtained from industrial activity, to the year 2008 and 2009 amounting to S/.7,627,000 and S/.7,645,000, respectively, before the amendment was adopted.   The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed.  Accordingly, no provision for any liability has been made in these consolidated financial statements as of December 31, 2012.

Tax situation

During the four years following the year tax returns are filed, the tax authorities have the power to review and, as applicable, correct the income tax computed by each individual company.  The income tax and value-added tax returns for the following years are open to review by the tax authorities:

Notes to the consolidated financial statements (continued)

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax

Cemento Pacasmayo S.A.A.	2008/2010-2012	2008-2012
Cementos Selva S.A.	2009-2012	2009/2011-2012
Distribuidora Norte Pacasmayo S.R.L.	2008/2010-2012	2008-2012
Empresa de transmisión Guadalupe S.A.C.	2008-2012	2008-2012
Fosfatos del Pacífico S.A.	2009-2012	2009-2012
Salmueras Sudamericanas S.A.	2011-2012	2011-2012
Corianta S.A. (*)	2008-2011	(**)
Tinku Generacion S.A.C. (*)	2008-2011	Dec. 2008 / 2009-2011

(*) These subsidiaries were merged with the Company in December 2011.
(**) The years open to review by tax authorities for this entity are December 2008, from January to May 2010 and from June to December 2011.

Up to date, Zemex LLC is an inactive subsidiary with no debts to fiscal authorities of United States of America and Canada
(countries where Zemex LLC had operations until 2007).

Notes to the consolidated financial statements (continued)

Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether or not any of the tax audits will result in increased liabilities for the Group.  For that reason, tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. However, in management’s opinion, any possible additional payment of taxes would not have a material effect on the consolidated financial statements as of December 31, 2012 and 2011.

Environmental matters
The Group’s exploration and exploitation activities are subject to environmental protection standards.

Environmental remediations -

Law No. 28271 regulates environmental liabilities in mining activities.  This Law has the objectives of ruling the identification of mining activity’s environmental liabilities and financing the remediation of the affected areas. According to this law, environmental liabilities refer to the impact caused to the environment by abandoned or inactive mining operations.

In compliance with the above-mentioned laws, the Group presented preliminary environmental studies (PES), declaration of environmental studies (DES) and Environmental Adaptation and Management Programs (EAMP) for its mining units.

The Peruvian authorities approved the EAMP presented by the Group for its mining units and exploration projects. A detail of plans approved is presented as follows:

		Resolution	Year of	Program	Year expense
Project unit	Resource	Number	approval	approved	2012	2011	2010
					S/.(000)	S/.(000)	S/.(000)

Tembladera	Quicklime	RD.019-97-EM/DGM	1997	EAMP	312	395	106
Rioja	Quicklime	OF.28-2002-MITINCI	2002	EAMP	280	228	323
Bayovar	Diatomite	OF.5757-01/PRODUCE	2011	DES	171	24	-
Bayovar	Phosphoric rock	OF.02121-2009/PRODUCE	2009	DES	32	-	69
Bongara	Zinc	RD.176-2007-MEN/AAM	2007	PES	31	90	138

					826	737	636

The Group incurs environmental expenditures related to existing environmental damages caused by current operations. These expenditures which amounted to S/.826,000 during 2012 (2011: S/.737,000 and 2010: S/.636,000), are expensed in the year the expenditure is incurred and are presented in administrative expenses caption, see note 19.  As of December 31, 2012 and 2011, the Group did not have liabilities in connection with these expenditures since they were all settled before year-end.

Notes to the consolidated financial statements (continued)

Rehabilitation provision -

Additionally, Law No. 28090 regulates the obligations and procedures that must be met by the holders of mining activities for the preparation, filing and implementation of Mine Closure Plans, as well as the establishment of the corresponding environmental guarantees to secure fulfillment of the investments that this includes, subject to the principles of protection, preservation and recovery of the environment. In connection with this obligation, as of December 31, 2012 and 2011, the Group maintains a provision for closure of mining units and exploration projects amounting to S/.4,909,000. The Group believes that this liability is adequate to meet the current environmental protection laws approved by the Ministry of Energy and Mines. Refer to note 13.

Legal claim contingency

Some third parties have commenced actions against the Group in relation with its operations which claims in aggregate represent S/.4,608,000.  Of this amount, S/.1,223,000 corresponded to a tax originated by the import of coal, S/.1,087,000  corresponded to labor claims from former employees and S/.2,298,000 related to the tax assessments received from the Tax Administration corresponding to the income tax of 2009, which was reviewed by  the Tax Authority during 2012.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases.  The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed.  Accordingly, no provision for any liability has been made in these consolidated financial statements as of December 31, 2012 and 2011.

28.	Financial risk management, objectives and policies

The Group’s principal financial liabilities comprise loans and borrowings, bank overdraft, trade payables and other payables. The main purpose of these financial liabilities is to finance the Group’s operations.  The Group has cash and term deposits and trade and other receivables that arise directly from its operations.  The Group also holds available-for-sale financial investments.

The Group is exposed to market risk, credit risk and liquidity risk.

The Group’s senior management oversees the management of these risks.  The Group’s senior management is supported by financial management that advises on financial risks and the appropriate financial risk governance framework for the Group.  The financial management provides assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with group policies and group risk appetite.

The Board of Directors reviews and agrees policies for managing each of these risks which are summarized below.

Notes to the consolidated financial statements (continued)

Market risk -

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise four types of risk: interest rate risk, currency risk, commodity price risk and other price risk. Financial instruments affected by market risk include loans and borrowings, bank overdraft, deposits and available-for-sale financial investments.

The sensitivity analyses shown in the following sections relate to the consolidated position as of December 31, 2012 and 2011.

The sensitivity analyses have been prepared on the basis that the amount of net debts, the ratio of fixed to floating interest rate of the debt and the proportion of financial instruments in foreign currencies are all constant at the date of the consolidated statement of financial position.

Interest rate risk -
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

As of December 31, 2012 and 2011 all of the Group’s borrowings are at a fixed rate of interest; consequently, we will not disclose interest rate sensitivity because the Group had no floating rates loans as of December 31, 2012 and 2011.

Foreign currency risk -

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange relates primarily to the Group’s operating activities (when revenue or expense is denominated in a different currency from the Group’s functional currency).

The Group does not hedge its exposure to the currency risk.

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant, of the Group’s  profit before income tax (due to changes in the fair value of monetary assets and liabilities).

2012	Change in US$ rate	Effect on profit before tax
U.S. Dollar	%	S/.(000)

	+5	786
	+10	1,572
	-5	(786)
	-10	(1,572)

Notes to the consolidated financial statements (continued)

2011	Change in US$ rate	Effect on profit before tax
U.S. Dollar	%	S/.(000)

	+5	2,358
	+10	4,716
	-5	(2,358)
	-10	(4,716)

Commodity price risk -
The Group is affected by the volatility of certain commodities.

Its operating activities require a continuous supply of coal.  The Group does not use forward commodity purchase contracts to hedge the purchase price of coal. Based on a 2-month forecast about the required coal supply, the Group signs fixed - price agreements every two months.

Commodity price sensitivity
The following table shows the effect of price changes from coal:

	Change in year-end price	Effect on profit before tax
	%	S/.(000)
2012
	+10	(2,064)
	-10	2,064

2011
	+10	(1,256)
	-10	1,256

Equity price risk -

The Group’s listed and unlisted equity securities are susceptible to market price risk arising from uncertainties about future values of the investment securities.  The Group’s Board of Directors reviews and approves all equity investment decisions.

At the reporting date, the exposure to listed and unlisted equity securities at fair value was S/.34,887,000. A decrease of 10% on Lima stock exchange (BVL) market index could have an impact of approximately S/.3,489,000 on the income or equity attributable to the Group, depending on whether or not the decline is significant or prolonged.  An increase of 10% in the value of the listed securities would only impact equity but would not have an effect on profit or loss.

Credit risk -

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.  The Group is exposed to a credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Trade receivables

Notes to the consolidated financial statements (continued)

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management.  Credit quality of the customer is assessed and individual credit limits are defined in accordance with this assessment.  Outstanding customer receivables are regularly monitored and in specific cases are covered by letters of credit.  At December 31, 2012, the Group had 8 customers (2011: 6 customers) that owed the Group more than S/.15,000,000 and accounted for approximately 36% (2011: 32%) for all receivables owing.  There were 21 customers (2011: 18 customers) with balances greater than S/.700,000 each and accounting for just over 56% (2011:63%) of the total amounts receivable.

The requirement for an allowance for doubtful account is analyzed at each reporting date on an individual basis for major clients.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 7.

Financial instruments and cash deposits

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy.  Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty.  Counterparty credit limits are reviewed by the Group’s Board of Directors on an annual basis, and may be updated throughout the year subject to approval of the Group’s financial management.  The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure.  The Group’s maximum exposure to credit risk for the components of the consolidated statement of financial position is the carrying amounts as illustrated in Note 6.

Liquidity risk -
The Group monitors its risk of shortage of funds using a recurring liquidity planning tool.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans, debentures and finance leases contracts.  Access to sources of funding is sufficiently available and debt maturing within 12 months can be rolled over with existing lenders.

Notes to the consolidated financial statements (continued)

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

As of December 31, 2012
Interest-bearing loans and bank overdraft	13,255	-	9,629	192,571	215,455
Future interests	-	3,256	9,767	32,670	45,693
Trade and other payables	232	108,403	8,738	-	117,373

As of December 31, 2011
Interest-bearing loans and borrowings	-	29,599	109,450	451,545	590,594
Future interests	-	7,469	23,733	56,446	87,648
Trade and other payables	230	115,361	9,763	-	125,354

Capital management -

The primary objective of the Group’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions.  To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2012 and December 31, 2011.

Notes to the consolidated financial statements (continued)

29.	Fair value of financial instruments

Set out below is a comparison by class of the carrying amounts and fair values of the Group’s financial instruments that are carried in the consolidated financial statements.

	Carrying amount		Fair value
	2012	2011	2012	2011
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Financial assets
Cash and term deposits	473,785	363,279	473,785	363,279
Trade and other receivables	68,060	46,131	68,060	46,131
Available-for- sale financial investments	34,887	22,074	34,887	22,074
Call options	-	-	-	-

Total	576,732	431,484	576,732	431,484

Financial liabilities
Trade and other payables	117,373	125,354	117,373	125,354
Financial obligations :
Obligations under finance leases	-	60,708	-	58,799
Loans at fixed rates	202,200	529,886	169,079	472,870
Bank overdrafts	13,255	-	13,255	-

Total	332,828	715,948	299,707	657,023

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.  The following methods and assumptions were used to estimate the fair values:

-	Cash and term deposits and trade and other receivables and bank overdrafts, approximate their carrying amounts largely due to the short-term maturities of these instruments.

-	Fair value of interest-bearing loans and borrowings is estimated by discounting future cash flows using rates currently available for debt on similar terms, credit risk and remaining maturities.

-	Fair value of available-for-sale investments is derived from quoted market prices in active markets.

-
Fair value of unquoted available-for-sale financial investments is estimated using a technique for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly, see note 9(b).

Notes to the consolidated financial statements (continued)

Fair value hierarchy
The Group uses the following hierarchy for determining and recording, if applicable, the fair value of financial instruments by valuation technique:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.
Level 3: valuation techniques (no observable market value).

As of 31 December 2012 and 2011, the Group held the following instruments carried at fair value on the consolidated statement of financial position:

	2012	2011
	S/.(000)	S/.(000)
Available-for-sale financial investments:
Level 1	831	526
Level 2	34,056	21,548
Level 3	-	-

Total	34,887	22,074

During the reporting period ending December 31, 2012, there were no transfers between Level 1 and Level 2 fair value measurements.

Notes to the consolidated financial statements (continued)

30.	Segment information
For management purposes, the Group is organized into business units based on their products and activities and have three reportable segments as follows:

	-	Production and marketing of cement, concrete and blocks in the northern region of Peru.
	-	Sale of construction supplies in the northern region of Peru.
	-	Production and marketing of quicklime in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each business unit separately for purposes of making decisions about resource allocation and performance assessment.  Segment performance is evaluated based on profit before income tax and is measured consistently with profit before income tax in the consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

	Revenues from external customers	Revenues from inter segments	Total revenue	Gross margin	Net gain on sale of land and mining concession	Provision for impairment of zinc mining assets	Other operating income, net	Administrative expenses	Selling and distribution expenses	Finance costs	Finance income	Gain from exchange difference, net	Profit before income tax	Income tax	Profit for the period
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)
2012
Cement, concrete and blocks	972,241	1,415	973,656	440,502	-	-	3,326	(169,157)	(27,123)	(22,250)	20,529	(431)	245,396	(78,905)	166,491
Construction supplies	143,165	980	144,145	4,898	-	-	354	(2,669)	(2,406)	-	56	(21)	212	(68)	144
Quicklime	52,738	-	52,738	12,898	-	-	43	(10,051)	(820)	(1,520)	1,441	(23)	1,968	(632)	1,336
Other	1,664	2,567	4,231	(1,548)	-	-	3,983	(21,190)	(516)	(1)	1,300	(261)	(18,233)	5,862	(12,371)
Adjustments and eliminations	-	(4,962)	(4,962)	-	-	-	-	-	-	-	-	-	-	-	-
Consolidated	1,169,808	-	1,169,808	456,750	-	-	7,706	(203,067)	(30,865)	(23,771)	23,326	(736)	229,343	(73,743)	155,600

2011
Cement, concrete and blocks	802,959	2,497	805,456	408,760	-	-	8,530	(168,220)	(19,682)	(19,389)	4,770	1,212	215,981	(79,820)	136,161
Construction supplies	143,334	5,822	149,156	4,471	-	-	664	(4,814)	(2,479)	(186)	92	61	(2,191)	810	(1,381)
Quicklime	45,859	-	45,859	12,106	-	-	401	(10,310)	(730)	(1,132)	74	83	492	(182)	310
Other	2,818	2,519	5,337	118	-	(95,994)	(257)	(12,852)	(816)	(953)	200	120	(110,434)	40,813	(69,621)
Adjustments and eliminations	-	(10,838)	(10,838)	-	-	-	-	-	-	2,441	(2,441)	-	-	-	-
Consolidated	994,970	-	994,970	425,455	-	(95,994)	9,338	(196,196)	(23,707)	(19,219)	2,695	1,476	103,848	(38,379)	65,469

2010
Cement, concrete and blocks	728,319	2,722	731,041	398,350	-	-	14,534	(128,255)	(13,526)	(13,727)	4,968	2,209	264,553	(84,174)	180,379
Construction supplies	96,072	-	96,072	2,804	-	-	207	(2,509)	(1,798)	(113)	53	63	(1,293)	411	(882)
Quicklime	57,695	-	57,695	20,944	-	-	1,073	(13,741)	(501)	(1,792)	490	141	6,614	(2,102)	4,512
Other	15,961	-	15,961	(3,041)	75,887	-	847	(14,192)	(676)	(2,206)	566	155	57,340	(18,240)	39,100
Adjustments and eliminations	-	(2,722)	(2,722)	-	-	-	-	-	-	2,800	(2,800)	-	-	-	-
Consolidated	898,047	-	898,047	419,057	75,887	-	16,661	(158,697)	(16,501)	(15,038)	3,277	2,568	327,214	(104,105)	223,109

Notes to the consolidated financial statements (continued)

	Segment assets	Other assets	Total assets	Operating liabilities	Capital expenditure	Depreciation and amortization	Provision of inventory net realizable value and obsolescence
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

2012
Cement, concrete and blocks	1,929,599	-	1,929,599	445,985	215,647	(45,738)	(830)
Construction supplies	23,122	-	23,122	33,728	15	(71)	-
Quicklime	133,748	-	133,748	-	-	(1,607)	-
Other	261,968	34,887	296,855	9,496	54,570	(538)	(2,448)
Consolidated	2,348,437	34,887	2,383,324	489,209	270,232	(47,954)	(3,278)

2011
Cement, concrete and blocks	1,623,726	-	1,623,726	854,065	191,356	(42,316)	-
Construction supplies	12,741	-	12,741	14,279	22	(854)	-
Quicklime	139,855	-	139,855	5,896	6,377	(2,447)	-
Other	149,429	22,074	171,503	-	43,460	(1,325)	-
Consolidated	1,925,751	22,074	1,947,825	874,240	241,215	(46,942)	-

Notes to the consolidated financial statements (continued)

Revenues from one customer, arising from sales within the quicklime segment, amounted to S/.21,105,000, S/.16,378,000 and S/.36,213,000 in 2012, 2011 and 2010, respectively.

Capital expenditure consists of S/.271,168,000 invested from cash flows in 2012 (S/.241,215,000 in 2011 and S/.144,973,000 in 2010), corresponding to additions of property, plant and equipment, exploration and evaluation assets and other minor non-current assets.  During 2012 and 2011 there were no long-term assets purchases under finance leases. Inter-segment revenues are eliminated on consolidation.

The “other” column includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group (including phosphates, zinc and other).

Other assets
As of December 31, 2012 corresponds to the available-for-sale investments caption for approximately S/.34,887,000 (S/.22,074,000 as of December 31, 2011) which is not allocated to a segment.

Geographic information
All revenues are from Peruvian clients.

As of December 31, 2012, all non-current assets are located in Peru.  Until 2011, the Group had a land of the subsidiary Zemex LLC. amounting to S/.2,312,000 that was located in United States Of America (its only non-current asset). This land was sold during 2012 for S/.6,220,000, resulting in a net gain of S/.3,992,000, which was recorded in “other operating income, net” caption of the consolidated income statements.

31.	Subsequent events

The general shareholder´s meeting held on January 7, 2013, approved that the Company complete a financing transaction.  In connection with this, the Board of Directors´Meeting held on January 24, 2013 agreed to issue Senior Notes through a private offering under Rule 144A and Regulation S of the U.S. Securities Act of 1933.  Also it was agreed to list these securities in the Ireland Stock Exchange.  Consequently, on February 1, 2013, the Company issued Senior Bonds by US$300,000,000, with an interest rate of 4. 5% , and maturity 2023,  resulting total net proceeds of US$295,800,000.The Company intends to use the net proceeds from the offering to prepay certain of its existing debt and for capital expenditures incurred in connection with its cement business.   The Senior Notes will be guaranteed by the following Company’s subsidiaries: Cementos Selva S.A., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmision Guadalupe S.A.C. and Dinoselva Iquitos S.A.C.

On February 11, 2013, the Group prepaid the loan maintained with BBVA Banco Continental amounting to S/.202,200,000.